Exhibit 99.1

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

TABLE OF CONTENTS

INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Stated in U.S dollar, except for the number of shares)

	September 30	March 31
	2025	2025
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$16,645,803	$18,247,380
Restricted cash	3,138,188	3,131,335
Accounts receivable, net	29,734,943	25,761,683
Investment in convertible note	2,508,204	-
Amount due from related parties	254	392,334
Inventories, net	35,338,482	5,936,223
Other receivable and other current assets, net	2,761,483	1,733,022
Prepayments, net	8,161,667	6,239,861
Loan to third party	683,464	382,024
Derivative asset	170,000	269,119
Total current assets	99,142,488	62,092,981

NONCURRENT ASSETS
Property and equipment, net	1,081,934	380,315
Definite-lived intangible assets, net	6,702,334	2,207,852
Indefinite-lived intangible assets	14,941,422	14,324,323
Goodwill	12,810,231	2,990,394
Long-term investments	15,435,274	15,435,274
Prepayments, a related party	5,000,000	3,000,000
Operating leases right-of-use assets	3,717,474	442,376
Finance leases right-of-use assets	271,080	363,008
Deferred tax assets, net	757,591	351,060
Total noncurrent assets	60,717,340	39,494,602

TOTAL ASSETS	$159,859,828	$101,587,583

LIABILITIES, AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank Loans, current	$16,896,727	$10,500,085
Convertible notes, net of unamortized discounts of $273,050 and $0 as of September 30, 2025 and March 31, 2025	2,129,295	-
Accounts payable	35,632,686	28,389,357
Accounts payable, a related party	3,958,410	4,567,337
Contract liabilities	2,599,140	505,323
Other payables and accrued liabilities	7,881,345	4,702,791
Operating lease liabilities, current	2,036,722	376,751
Contingent consideration for acquisition, current	1,121,726	1,121,006
Finance leases liabilities, current	71,222	84,528
Amount due to related parties	190,459	683,338
Derivative liabilities	1,590,000	-
Tax payables	1,475,002	1,417,173
Total current liabilities	75,582,734	52,347,689

NON-CURRENT LIABILITIES
Operating lease liabilities, non-current	1,718,766	110,368
Finance leases liabilities, non-current	114,173	164,606
Bank loans, non-current	35,101,609	1,421,139
Deferred investment consideration payable	7,500,000	7,500,000
Derivative liabilities, non-current	3,050,932	3,086,519
Deferred tax liabilities	785,078	-
Total non-current liabilities	48,270,558	12,282,632

TOTAL LIABILITIES	123,853,292	64,630,321

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Ordinary share, par value $0.0001; 150,000,000 shares authorized,127,059,246 and 126,276,372 shares issued as of September 30, 2025 and March 31, 2025, respectively, and 122,730,852 and 121,947,978 outstanding as of September 30, 2025 and March 31, 2025, respectively*	12,275	12,196
Additional paid-in capital	20,977,383	18,149,582
Retained earnings	12,415,128	17,513,985
Accumulated other comprehensive (loss) income	(287,541)	178,312
TOTAL GCL Global Holdings Ltd shareholders’ equity	33,117,245	35,854,075

Non-controlling interests	2,889,291	1,103,187

TOTAL SHAREHOLDERS’ EQUITY	36,006,536	36,957,262

TOTAL LIABILITIES, AND SHAREHOLDERS’ EQUITY	$159,859,828	$101,587,583

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED STATEMENTS OF CHANGE IN SHAREHOLDERS’ EQUITY

For the Six Months Ended September 30, 2025 and 2024

(Stated in U.S. dollar, except for the number of shares)

	For the Six Months Ended September 30, 2025
	Ordinary share*		Additional paid-in	Retained	Accumulated other comprehensive	Non-controlling	Total shareholders’
	Shares	Par value	capital	earnings	(loss) income	interest	equity
Balance as of March 31, 2025	121,947,978	$12,196	$18,149,582	$17,513,985	$178,312	$1,103,187	$36,957,262
Net loss	-	-	-	(5,098,857)	-	(453,301)	(5,552,158)
Recognition of non-controlling interest of through business combination	-	-	-	-	-	27,070,012	27,070,012
Acquisition of additional non-controlling interest	-	-	-	-	-	(24,806,735)	(24,806,735)
Ordinary shares issued for conversion of convertible notes	116,021	12	227,868	-	-	-	227,880
Ordinary shares issued from shares subscription agreement	625,000	63	2,499,937	-	-	-	2,500,000
Share-based compensation	41,853	4	99,996	-	-	-	100,000
Foreign currency translation adjustments	-	-	-	-	(465,853)	(23,872)	(489,725)
Balance as of September 30, 2025 (Unaudited)	122,730,852	$12,275	$20,977,383	$12,415,128	$(287,541)	$2,889,291	$36,006,536

	For the Six Months Ended September 30, 2024
					Accumulated
			Additional		other		Total
	Ordinary share*		paid-in	Retained	comprehensive	Non-controlling	shareholders’
	Shares	Par value	capital	earnings	(loss) income	interest	equity
Balance as of March 31, 2024	105,055,345	$10,506	$1,730,098	$11,938,374	$(120,551)	$2,366,732	$15,925,159
Net loss	-	-	-	(512,287)	-	(290,155)	(802,442)
Foreign currency translation adjustments	-	-	-	-	(10,469)	(2,023)	(12,492)
Balance as of September 30, 2024 (Unaudited)	105,055,345	$10,506	$1,730,098	$11,426,087	$(131,020)	$2,074,554	$15,110,225

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Stated in U.S dollar, except for the number of shares)

	For the Six Months Ended September 30,
	2025	2024
REVENUES
Revenues	$98,722,907	$50,905,030
Revenues, a related party	214	675
TOTAL REVENUES	98,723,121	50,905,705

COST OF REVENUES
Cost of revenues	(82,564,733)	(36,579,493)
Cost of revenues, related parties	(5,319,134)	(7,308,820)
TOTAL COST OF REVENUES	(87,883,867)	(43,888,313)

GROSS PROFIT	10,839,254	7,017,392

OPERATING EXPENSES
Selling and marketing	(2,600,658)	(1,219,251)
General and administrative	(14,864,330)	(6,878,939)
Provision for doubtful accounts	-
Total operating expenses	(17,464,988)	(8,098,190)

LOSS FROM OPERATIONS	(6,625,734)	(1,080,798)

OTHER INCOME (EXPENSE)
Other income, net	1,239,940	356,921
Interest expense, net	(1,519,193)	(359,624)
Change in fair value of contingent consideration for acquisition	78,906	270,615
Change in fair value of investment in convertible notes	(82,796)	-
Change in fair value of derivative asset and derivative liabilities	1,135,647	-
TOTAL OTHER INCOME, NET	852,504	267,912

LOSS BEFORE INCOME TAXES	(5,773,230)	(812,886)

INCOME TAXES BENEFIT	221,072	10,444

NET LOSS	(5,552,158)	(802,442)

Less: net loss attributable to non-controlling interests	(453,301)	(290,155)

NET LOSS ATTRIBUTABLE TO GCL GLOBAL HOLDINGS LTD’S SHAREHOLDERS	$(5,098,857)	$(512,287)

NET LOSS	(5,552,158)	(802,442)

OTHER COMPREHENSIVE LOSS
Foreign currency translation adjustments	(489,725)	(12,492)

COMPREHENSIVE LOSS	(6,041,883)	(814,934)

Less: total comprehensive loss attributable to noncontrolling interests	(477,173)	(292,178)

Total comprehensive loss attributable to GCL Global Holdings Ltd’s shareholders	$(5,564,710)	$(522,756)

LOSS PER SHARE - BASIC AND DILUTED, ORDINARY SHARES	$(0.04)	$(0.00)

WEIGHTED AVERAGE NUMBER OF ORDINARY SHARES OUTSTANDING*
Basic and diluted	122,069,309	105,054,995

*	Giving retroactive effect to reverse recapitalization effected on February 13, 2025.

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Stated in U.S. dollar, except for the number of shares)

	For the Six Months Ended
	September 30,
	2025	2024

CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,552,158)	$(802,442)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation of property and equipment	201,084	165,415
Amortization of intangible assets	544,666	537,367
Amortization of right of use assets- operating leases	721,400	421,485
Amortization of right of use assets- finance leases	51,035	56,246
Amortization of debt discount and debt issuance cost	482,780	-
Provision for (recovery from) credit loss and doubtful accounts	213,418	(203,270)
Loss from disposal of a finance lease	6,054	-
Deferred taxes benefit	(473,951)	(359,472)
Change in fair value of contingent consideration for acquisition	(78,906)	(270,615)
Change in fair value of investment in convertible notes	82,796	-
Change in fair value of derivative asset and derivative liabilities	(1,135,647)	-
Stock based compensation	100,000	-
Change in operating assets and liabilities
Accounts receivables	11,648,107	5,902,561
Inventories	(4,169,004)	(1,552,924)
Indefinite-lived intangible assets	(617,095)	(5,030,276)
Other receivable and other current assets	(50,967)	(381,235)
Amount due from related parties	378,639	-
Prepayments	(1,477,487)	(3,593,582)
Prepayments, a related party	(2,000,000)	-
Accounts payable	(4,457,720)	3,047,728
Accounts payable, a related party	(608,927)	(311,011)
Contract liabilities	1,106,392	1,555,495
Other payables and accrued liabilities	1,448,258	(946,978)
Operating Lease Liabilities	(756,976)	(426,338)
Income tax payables	(437,953)	2,666
Net cash used in operating activities	(4,832,162)	(2,189,180)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of equipment	(407,944)	(76,681)
Cash paid in business combinations, net of cash acquired	(14,325,429)	-
Loan to third party	(350,184)	-
Repayment from third party	49,891	-
Cash paid in connection with long term investment payable	(2,500,000)	-
Net cash used in investing activities	(17,533,666)	(76,681)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceed from share subscription	2,500,000	-
Proceeds from bank loans	51,417,346	13,798,964
Repayments to bank loans	(11,226,627)	(8,485,654)
Advances proceeds related to convertible notes	-	4,012,500
Proceeds from convertible notes	4,887,000	-
Payments of debt issuance cost	(763,297)	-
Repayments to related parties	(513,044)	(72,399)
Principal payments of finance lease liabilities	(28,355)	(32,324)
Cash paid in acquiring additional controlling interest in subsidiaries	(24,806,735)	-
Payments of deferred merger costs	-	(693,070)
Net cash provided by financing activities	21,466,288	8,528,017

EFFECT OF EXCHANGE RATE ON CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(695,184)	(291,173)

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH	(1,594,724)	5,970,983

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, beginning of period	21,378,715	4,333,737

CASH AND CASH EQUIVALENTS, AND RESTRICTED CASH, end of period	$19,783,991	$10,304,720

SUPPLEMENTAL CASH FLOWS INFORMATION
Income taxes paid	$444,832	$349,028
Interest paid	$414,716	$359,624

SUPPLEMENTAL NON-CASH FLOWS INFORMATION
Right-of-use assets in exchange for operating lease liabilities	$1,618,303	$177,704
Disposal of finance lease right-of -use asset	$44,627	$-
Recognition of non-controlling interest from acquisition of subsidiaries	$27,070,012	$-
Recognition of derivative liability from convertible notes’ conversion feature	$1,794,000	$-
Issuance of ordinary shares upon conversion of convertible notes	$227,880	$-

The table below reconciles cash and cash equivalents, along with restricted cash, as reported on the statement of financial position to the total amounts presented in the statement of cash flows:

	September 30,	September 30,
	2025	2024
Cash and cash equivalents	$16,645,803	$7,727,167
Restricted cash	3,138,188	2,577,553
Total cash and cash equivalents, and restricted cash	$19,783,991	$10,304,720

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 1 — Nature of business and organization

GCL Global Holdings Ltd (the “Company” or “PubCo”) was incorporated as a Cayman Islands exempted company limited by shares on October 12, 2023. The Company was formed solely for the purpose of completing the transactions contemplated by the merger agreement, dated as of October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, the “Merger Agreement”). The parties to the Merger Agreement include PubCo, Grand Centrex Limited, a British Virgin Islands business company (“GCL BVI”), GCL Global Limited, a Cayman Islands exempted company limited by shares (“GCL Global”), RF Acquisition Corp., a Delaware corporation (“RFAC”), and RF Dynamic LLC, a Delaware limited liability company (the “Sponsor”). As further discussed below and in Note 3 on February 13, 2025 (the “Closing Date”), the Company consummated the business combination transactions (the “Business Combination”) contemplated by the Merger Agreement.

GCL Global was incorporated and registered as an exempted Company with limited liability on September 8, 2023, under the laws of the Cayman Islands. GCL Global is a holding Company and has no substantive operations other than holding all of the outstanding equities of its directly and indirectly owned subsidiaries through various recapitalizations.

The Company, through its subsidiaries in Singapore, Malaysia, Thailand, Hong Kong, China, Taiwan, Japan, Brazil, the United Kingdom, and the United Arab Emirates, operates its business in four segments, 1) sale of console games, hardware, computer accessories and other multi-media products, 2) game publishing, 3) media advertising service, and 4) others.

— Reorganization under GCL Global Pte. Ltd (“GCL Global SG”)

GCL Global SG was incorporated on July 26, 2021, under the laws of Singapore. GCL Global SG is a holding Company and has no substantive operations other than holding all of the outstanding equities of Epicsoft Asia, 4Divinity SG, 2Game, and Starlight.

On June 30, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Titan Digital Media Pte Ltd (“Titan Digital”), which was held under common control with Grand Centrex Limited (“GCL BVI”). The transaction was executed with a consideration of SGD 10. GCL Global SG and Titan Digital are under the effective control of the same group of shareholders.

On July 18, 2023, GCL Global SG completed the acquisition of 100% of the equity interests in Epicsoft Hong Kong Limited (“Epic HK”), which was held under common control with GCL BVI. The transaction was executed with a consideration of HKD 10. GCL Global SG and Epic HK are effectively controlled by the same shareholder.

— Reorganization under GCL Global

GCL BVI was incorporated on November 16, 2018, under the laws of British Virgin Island (“BVI”).

GCL BVI is a holding Company and has no substantive operations other than holding all of the outstanding equity of Epic MY after reorganization under GCL Global SG.

On February 13, 2024, GCL BVI and GCL Global had completed a sequential two-step transaction involving (a) sale by GCL BVI of all its equity interests in GCL Global SG to GCL Global in return for GCL Global shares being issued to the GCL Shareholders (defined below), resulting in (i) GCL Global SG becoming a wholly-owned subsidiary of GCL Global; and (ii) GCL Shareholders holding all issued and outstanding shares in GCL Global; and (b) sale by GCL BVI shareholders holding a total of 99.8% of the total outstanding shares of GCL BVI (“GCL Shareholders”) of their equity interests in GCL BVI to GCL Global, resulting in GCL BVI becoming a 99.8%-owned subsidiary of GCL Global (the “Reorganization”).

Before and after the Reorganizations, GCL Global, together with its subsidiaries (as indicated above), is effectively controlled by the major shareholders, and therefore the Reorganization is considered as a recapitalization of entities under common control in accordance with Accounting Standards Codification (“ASC”) 805-50-25. The consolidation of the Company and its subsidiaries have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the accompanying unaudited condensed consolidated financial statements in accordance with ASC 805-50-45-5.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

— Merger and reverse recapitalization

As described above and further discussed in Note 3, the Business Combination was consummated on February 13, 2025. As a result, RFAC and GCL Global, including its subsidiaries, became wholly-owned subsidiaries of the Company.

The Business Combination was accounted for as a “reverse recapitalization”. Under this method of accounting, RFAC was treated as the “acquired” company for financial reporting purposes. Accordingly, the Business Combination was treated as the equivalent of GCL Global issuing shares for the net assets of RFAC, accompanied by a recapitalization. The net assets of RFAC are stated at historical costs. No goodwill or other intangible assets are recorded.

Upon closing of the Business Combination, PubCo and its subsidiaries are hereafter referred as the Company.

The accompanying unaudited condensed consolidated financial statements reflect the activities of the Company and each of the following subsidiaries as of September 30, 2025:

Name	Background	Ownership
GCL Global Limited (“GCL Global”)	● A Cayman Island company ● Incorporated on October 12, 2023 ● Holding company	100.0% owned by Pubco
RF Acquisition Corp (“RFAC”)	● A Delaware, US Company ● Incorporated on January 11, 2021 ● Holding Company	100.0% owned by Pubco
Grand Centrex Limited (“GCL BVI”)	● A BVI company ● Incorporated on November 16, 2018 ● Holding Company	99.8% owned by GCL Global
GCL Global Pte. Ltd (“GCL Global SG”)	● A Singapore company ● Incorporated on July 26, 2021 ● Holding Company	100% owned by GCL Global
Titan Digital Media Pte. Ltd. (“Titan Digital”) (1)	● A Singapore company ● Incorporated on January 08, 2018 ● An advertising Company that provides video production, and advertising in social media platform.	85% owned by GCL Global SG
Epicsoft Asia Pte. Ltd (“Epicsoft Asia”)	● A Singapore company ● Incorporated on September 23, 2014 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
Epicsoft (Hong Kong) Limited (“Epic HK”)	● A Hong Kong company ● Incorporated on April 15, 2005 ● A gaming Company that engage in operation of distribution of console games software, and console game code.	100% owned by GCL Global SG
4Divinity Pte. Ltd. (“4Divinity SG”)	● A Singapore company ● Incorporated on September 30, 2022 ● Publishing of game software	100% owned by GCL Global SG
4Divinity UK Ltd. (“4Divinity UK”)	● A United Kingdom company ● Incorporated on December 4, 2024 ● Publishing of game software	100% owned by 4Divinity SG
4Divinity Japan Ltd. (“4Divinity JP”) (3)	● A Japanese company ● Incorporated on April 1, 2025 ● Publishing of game software	100% owned by 4Divinity SG

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Epicsoft Malaysia Sdn. Bhd. (“Epic MY”)	● A Malaysian company ● Incorporated on June 26, 2019 ● Distribution of console game software and hardware.	100% owned by GCL BVI
2Game Digital Limited (“2Game”) (2)	● A Hong Kong company ● Incorporated on May 11, 2022 ● Distribution of console game code	61% owned by GCL Global SG
Starry Jewelry Pte. Ltd. (“Starry”)	● A Singapore company ● Incorporated on June 16, 2020 ● Retail in jewelry.	100% owned by Titan Digital
Martiangear Pte. Ltd. (“Martiangear”) (1)	● A Singapore company ● Incorporated on September 24, 2020 ● Retail in gaming desk and chair	100% owned by GCL Global SG
Hainan GCL Technology Co. Ltd. (“Hainan GCL”)	● A PRC company ● Incorporated on July 26, 2024 ● Distribution of console game code	100% owned by GCL Global SG
2 Game Pro LTDA (“2Game Brazil)	● A Brazil company ● Incorporated on August 25, 2023 ● Distribution of console game code	100% owned by 2Game
2 Game Digital DMCC (“2Game Dubai”)	● A U.A.E. company ● Incorporated on October 1, 2024 ● Distribution of console game code	100% owned by 2Game
Ban Leong Technologies Limited (“Ban Leong”) (4)	● A Singapore company ● Incorporated on June 18, 1993 ● Distribution of computer peripherals and accessories	100% owned by Epicsoft Asia
Digital Hub Pte. Ltd. (“Digital Hub”) (4)	● A Singapore company ● Incorporated on March 20, 2003 ● Distribution of computer peripherals and accessories	100% owned by Ban Leong
AV Labs International Pte. Ltd. (“AV Labs”) (4)	● A Singapore company ● Incorporated on June 23, 2006 ● Marketing and distribution of computer and hardware	100% owned by Ban Leong
Ban Leong Technologies Sdn. Bhd. (“Ban Leong MY”) (4)	● A Malaysia company ● Incorporated on August 15, 2003 ● Distribution of computer peripherals and accessories	100% owned by Ban Leong
Ban Leong Chin Inter Co., Ltd. (“Ban Leong Thailand”) (4)	● A Thailand company ● Incorporated on July 16, 2004 ● Distribution of computer peripherals and accessories	60% owned by Ban Leong
BLC (China) Limited (“BLC China”) (4)	● A PRC company ● Incorporated on November 27, 2008 ● Distribution of corporate gift cards	100% owned by Ban Leong

(1)	On December 12, 2024, Titan Digital sold all of its equity interest in Martiangear to GCL Global SG for a total consideration of SGD 10.

(2)	On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for a total consideration of $1,200,000. As a result of this acquisition, GCL Global SG increased its equity interest in 2Game from 51% to 61% (See Note 19).

(3)	On April 1, 2025, 4Divinity JP was established under the laws of Japan to serve as the Company’s legal entity presence in Japan, facilitating anticipated business activities and supporting future commercial operations in the region.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(4)

On April 30, 2025, Epicsoft Asia launched a voluntary conditional cash offer to acquire all of the issued and paid-up ordinary shares of Ban Leong Technologies Limited (“Ban Leong”), a company listed on the Singapore Exchange Securities Trading Limited (“SGX-ST”), at an offer price of S$0.6029 per share.

The offer was declared unconditional on May 27, 2025, at which time Epicsoft Asia and parties acting in concert owned, controlled, or had valid acceptances for approximately 50.9% of Ban Leong’s issued shares, resulting in Epicsoft Asia obtaining effective control of Ban Leong.

Subsequent to the offer becoming unconditional, Epicsoft Asia continued to receive acceptances, resulting in ownership of more than 90% of Ban Leong’s issued shares. Accordingly, Epicsoft Asia exercised its right of compulsory acquisition pursuant to the Companies Act 1967 of Singapore to acquire the remaining shares not tendered in the offer. Upon completion of the compulsory acquisition on August 25, 2025, Epicsoft Asia became the sole shareholder owning 100% of the issued and outstanding shares of Ban Leong. Ban Leong was delisted from the SGX-ST on August 26, 2025. (Note 4)

Note 2 — Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) for information pursuant to the rules and regulations of the Securities Exchange Commission (“SEC”). The unaudited condensed consolidated financial statements as of September 30, 2025 and for the six months ended September 30, 2025 and 2024 included all adjustments considered necessary to present fairly the financial position, results of operations and cash flow for such interim periods. Certain information and footnote disclosures normally included in the financial statements prepared in conformity with U.S. GAAP have been condensed or omitted pursuant to such rules and regulations. The results of operations for the six months ended September 30, 2025 and 2024 are not necessarily indicative of results to be expected for the full year of 2026 and 2025, respectively. Accordingly, these unaudited condensed consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements as of and for the years ended March 31, 2025 and 2024.

Principles of consolidation

The unaudited condensed consolidated financial statements include the financial statements of the Company and its subsidiaries. All transactions and balances among the Company and its subsidiaries have been eliminated upon consolidation.

A subsidiary is an entity in which the Company, directly or indirectly, controls more than one half of the voting power; or has the power to govern the financial and operating policies, to appoint or remove the majority of the members of the board of directors, or to cast a majority of votes at the meeting of directors.

Use of estimates

The preparation of the unaudited condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the unaudited condensed consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s unaudited condensed consolidated financial statements include lease liabilities, right-of-use assets, determinations of the useful lives and valuation of long-lived assets, estimates of allowances for credit loss and doubtful accounts, reserve for excess and obsolete inventory, estimates of impairment of long-lived assets and goodwill, valuation allowances for deferred tax assets, other provisions and contingencies, contingent consideration for acquisition, fair value of derivative liability and estimated fair value used in business acquisitions. Actual results could differ from these estimates, and as such, differences may be material to the unaudited condensed consolidated financial statements.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Foreign currency translation and transaction

Transactions denominated in currencies other than the functional currency are translated into the functional currency at the exchange rates prevailing at the dates of the transaction. Monetary assets and liabilities denominated in currencies other than the functional currency are translated into the functional currency using the applicable exchange rates at the balance sheet dates. The resulting exchange differences are recorded in the unaudited condensed consolidated statements of operation and comprehensive loss.

The reporting currency of the Company is United States Dollars (“US$”) and the accompanying financial statements have been expressed in US$. The Company’s subsidiaries in Singapore, Hong Kong, Malaysia, China, Brazil, the United Kingdom, Japan, Thailand, and Dubai conduct their businesses and maintain their books and records in US$, or local currencies of Singapore Dollars (“SGD”), Hong Kong Dollar (“HKD”), Malaysian Ringgit (“MYR”), Chinese Yuan (“RMB”), Brazil Real (“BRL”), United Arab Emirates Dirham (“AED”), Japanese Yen (“JPY”), and Thai Baht (“THB”) as their respective functional currencies.

In general, for consolidation purposes, assets and liabilities of its subsidiaries whose functional currency is not US$ are translated into US$, in accordance with ASC Topic 830-30, “Translation of Financial Statement”, using the exchange rate on the balance sheet date. Revenues and expenses are translated at average rates prevailing during the period. The gains and losses resulting from translation of financial statements of foreign subsidiary are recorded as a separate component of accumulated other comprehensive loss within the statements of change in shareholders’ equity. Cash flows are also translated at average translation rates for the periods. Therefore, amounts reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the unaudited condensed consolidated balance sheets. Exchange rate presented below were quoted by the Federal Reserve of the United States.

Translation of foreign currencies into US$ 1 have been made at the following exchange rates for the respective periods:

	As of and for the Six Months ended September 30,		As of March 31,
	2025	2024	2025
Period-end SGD: US$1 exchange rate	1.2903	1.2831	1.3445
Period-end HKD: US$1 exchange rate	7.7809	7.7693	7.7799
Period-end MYR: US$1 exchange rate	4.2060	4.1210	4.4365
Period-end RMB: US$1 exchange rate	7.1190	7.0176	7.2567
Period-end BRL: US$1 exchange rate	5.3269	5.4509	5.7405
Period-end AED: US$1 exchange rate	3.6730	-	3.6730
Period-end THB: US$1 exchange rate	32.470	-	-
Period-end JPY: US$1 exchange rate	147.97	-	-
Period-average SGD: US$1 exchange rate	1.2921	1.3362	1.3380
Period-average HKD: US$1 exchange rate	7.8119	7.2023	7.7930
Period-average MYR: US$1 exchange rate	4.2650	4.3513	4.5067
Period-average RMB: US$1 exchange rate	7.1947	7.2023	7.2163
Period-average BRL: US$1 exchange rate	5.5591	5.3784	5.6071
Period-average AED: US$1 exchange rate	3.6728	-	3.6729
Period-average THB: US$1 exchange rate	32.6931	-	-
Period-average JPY: US$1 exchange rate	146.0118	-	-

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Business Combination

The Company accounts for its business combinations using the acquisition method of accounting in accordance with ASC 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers and liabilities incurred by the Company and equity instruments issued. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets and liabilities acquired or assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any non-controlling interests. The excess of (i) the total costs of acquisition, fair value of the non-controlling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the fair value of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the fair value of the net assets of the subsidiaries acquired, the difference is recognized directly in the unaudited condensed consolidated statements of operation and comprehensive income (loss). During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Upon the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any subsequent adjustments are recorded to the unaudited condensed consolidated statements of operation and comprehensive loss.

Non-controlling interests

For the Company’s non-wholly owned subsidiaries, a non-controlling interest is recognized to reflect portion of equity that is not attributable, directly or indirectly, to the Company. The cumulative results of operations attributable to non-controlling interests are also recorded as non-controlling interests in the Company’s unaudited condensed consolidated balance sheets and unaudited condensed consolidated statements of operation and comprehensive loss. Cash flows related to transactions with non-controlling interests are presented under financing activities in the unaudited condensed consolidated statements of cash flows.

Segment reporting

The chief executive officer is identified as the Company’s chief operating decision-maker who reviews financial information presented on a consolidated basis, accompanied by disaggregated information about revenues by different revenues streams for purposes of allocating resources and evaluating financial performance. Based on qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to be operating within four operating and three reportable segments as set forth in Note 24.

Cash and cash equivalents, and restricted cash

Cash is carried at cost and represents cash on hand. Cash equivalents consist of time deposits placed with banks or other financial institutions and all highly liquid investments with an original maturity of three months or less. In addition, cash equivalents also consist of funds received from customers, which were held at the third-party platform’s account, and which are unrestricted and immediately available for withdrawal and use.

Restricted cash consists of fixed deposits being held as collateral to secure the banking facilities. As of September 30, 2025 and March 31, 2025, the Company had deposit amounted to $3,138,188 and $3,131,335, respectively, held in the banks as collateral to secure the banking facilities which the Company signed with HSBC Bank and Citibank (referred to Note 14).

Accounts receivable, net

Accounts receivable are recognized and carried at the original invoiced amount less an allowance for credit losses and do not bear interest. Customers who owed accounts receivables, are granted credit terms based on their credit metrics. The Company measured the credit loss against its accounts receivable and records the allowance for credit losses as an offset to accounts receivable, and the estimated credit losses charged to the allowance is classified as “general and administrative” in the unaudited condensed consolidated statements of operation and comprehensive loss. The Company assesses collectability by reviewing accounts receivable on a collective basis where similar characteristics exist, primarily based on similar business line, service or product offerings and on an individual basis when the Company identifies specific customers with known disputes or collectability issues. In determining the amount of the allowance for credit losses, the Company considers historical collectability based on past due status, the age of the accounts receivable balances, credit quality of the Company’s customers based on ongoing credit evaluations, current economic conditions, reasonable and supportable forecast of future economic conditions and other factors that may affect the Company’s ability to collect from customers. As of September 30, 2025 and March 31, 2025, the Company provided allowance for credit loss of $480,055 and $248,956, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Inventories, net

Inventories are stated at the lower of cost or net realizable value. Weighted average method is the inventory valuation method applied to these inventories. Inventories mainly include physical console game compact disc, gaming hardware, computer peripherals, and accessories which are purchased from the Company’s suppliers as merchandized goods. Inventories are reviewed for potential write-down for estimated obsolescence or unmarketable inventories which equals the difference between the costs of inventories and the estimated net realizable value based upon forecasts for future demand and market conditions. When inventories are written down to net realizable value, it is not marked up subsequently based on changes in underlying facts and circumstances. For the six months ended September 30, 2025 and 2024, $49,533 and $141,047 of inventories write-down were recorded, respectively.

Other receivables and other current assets, net

Other receivables primarily include receivables from the marketing expense related to promoting console games that the Company paid on behalf of vendors, and refundable deposit such as rental deposit. The Company measures credit loss against its other receivables using the current expected credit loss model under ASC 326. As of September 30, 2025 and March 31, 2025, the Company provided allowance for credit loss of $179,263 and $27,923, respectively.

Prepayments, net

Prepayments are mainly cash deposited or advanced to suppliers for future inventory purchases. These amounts are refundable if the purchases are not completed and bear no interest. For any prepayments determined by management that such advances will not be in receipts of inventories, services, or refundable, the Company will recognize an allowance account to reserve such balances. Management regularly reviews the aging of such balances and changes in payment and realization trends and records allowances when management believes collection or realization of amounts due are at risk. Delinquent account balances are written-off against allowance after management has determined that the likelihood of completion or collection is not probable. As of September 30, 2025 and March 31, 2025, the Company provided allowance related to prepayment of $114,785 and $114,792, respectively.

Property and equipment, net

Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets with no residual value. The estimated useful lives are as follows:

Expected useful lives
Office equipment	3 years
Furniture & fitting	3 years
Office and warehouse renovation	Shorter of the lease term or 3 years

The cost and related accumulated depreciation of assets sold or otherwise retired are eliminated from the accounts and any gain or loss is included in the unaudited condensed consolidated statements of operation and comprehensive loss. Expenditures for maintenance and repairs are charged to earnings as incurred, while additions, renewals and betterments, which are expected to extend the useful life of assets, are capitalized. The Company also re-evaluates the periods of depreciation to determine whether subsequent events and circumstances warrant revised estimates of useful lives.

Indefinite-lived intangible assets (Console Game Codes)

The Company’s indefinite-lived intangible assets consisted of the console game codes. The console game codes represent sequences of code providing users with access to specific video games. Acquired from vendors in batches, their primary purpose is for resale. Each console game code grants single access right to the user and is individually identified at cost upon purchase from its vendor.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Each console game code is defined as an intangible asset, due to its lack of physical form. The useful life of an intangible asset should be considered indefinite if no legal, regulatory, contractual, competitive, economic, or other factors limit its useful life to the reporting entity in accordance with ASC 350-30-35-4. Consequently, each console game code is recorded at cost on the Company’s unaudited condensed consolidated balance sheet and is not subject to amortization. Instead, the cost of each game code will be transferred to cost of goods sold upon the sale of each individual code. Additionally, the remaining balance of the console game codes will continue to generate cash flows from sales activities until the last code is sold, with the total balance and the number of console game codes decreasing as individual codes are sold.

Impairment testing for indefinite-lived intangible assets is conducted on both an interim and annual basis to assess whether the carrying value of an individual asset exceeds its fair value. When the carrying value exceeds fair value, the carrying amount is reduced to the fair value. The assessment for impairment incorporates a review of external factors, including current market prices for console game codes, market demand trends, and market competition. Additionally, the evaluation considers the long-term viability of the console game codes, factoring in elements such as platform support and the lifespan of the gaming ecosystem in which the console game codes operate.

If the fair market value of an indefinite-lived intangible asset is determined to be lower than its carrying value at any point during the reporting period, an impairment loss equal to the difference is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. For the six months ended September 30, 2025 and 2024, no impairment loss was recorded against indefinite-lived intangible assets.

Definite-lived intangible assets

Definite-lived intangible assets consisted primarily of customer relationships, trademark and license. The estimated useful life and amortization methodology of intangible assets are determined based on the period in which they are expected to contribute directly to cash flows in accordance with ASC Topic 350 “Intangibles — Goodwill and Other”. Intangible assets that are determined to have a definite life are amortized over the life of the asset.

Definite-lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of any impairment loss for identifiable intangible assets is based on the amount by which the carrying amount of the assets exceeds its fair value determined by using a discounted cash flow model.

Long-term investments

The Company accounts for equity investments without a readily determinable fair value under ASC 321, Investments - Equity Securities. Such investments are initially measured at cost and subsequently adjusted for observable price changes and impairments, if applicable. Impairment assessments are conducted at each reporting date, and any impairment losses are recognized in the unaudited condensed consolidated statement of operations and comprehensive loss. Equity investments are evaluated to determine whether they meet the definition of in-substance common stock under ASC 323, Investments - Equity Method and Joint Ventures. Investments that fail to meet this definition are not accounted for under the equity method. Instead, they are classified and measured in accordance with ASC 321.

Investment in convertible note

The Company holds an investment in convertible note with a fair value of $2,508,204 as of September 30, 2025. The investment in convertible note was acquired as part of the business combination with Ban Leong which is recorded at fair value under the fair value option in accordance with ASC 825-10, Fair Value Option, and ASC ASU 2016-01, Financial Instruments-Overall, the Company elects the fair value option that applied to the entire instrument and records the changes in fair value in the condensed consolidated statements of operations and comprehensive loss.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Goodwill

Goodwill represents the excess of the consideration paid of an acquisition over the fair value of the net identifiable assets of the acquired subsidiaries at the date of acquisition. Goodwill is not amortized and is tested for impairment at least annually, or more often when circumstances indicate impairment may have occurred. Goodwill is carried at cost less accumulated impairment losses. If impairment exists, goodwill is immediately written off to its fair value and the loss is recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. Impairment losses on goodwill are not reversed.

The Company reviews the carrying value of intangible assets not subject to amortization, including goodwill, to determine whether impairment may exist annually or more frequently if events and circumstances indicate that it is more likely than not that an impairment has occurred. Management has determined that the Company has two reporting units within the entity at which goodwill is monitored for internal management purposes.

The table below summarizes the changes in the carrying amount of goodwill for each reporting unit:

	Console Game	Publishing	Media Advertising service	Others	Total
Balance at March 31, 2024	$2,721,521	$-	$-	$268,873	$2,990,394
Impairments	-	-	-	-	-
Balance at March 31, 2025	2,721,521	-	-	268,873	2,990,394
Acquired goodwill	9,819,837	-	-	-	9,819,837
Impairments	-	-	-	-	-
Balance at September 30, 2025 (unaudited)	$12,541,358	$-	$-	$268,873	$12,810,231

An entity performs its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount. An entity should recognize a goodwill impairment charge for the amount by which the reporting unit’s carrying amount exceeds its fair value. If fair value exceeds the carrying amount, no impairment should be recorded. Any loss recognized should not exceed the total amount of goodwill allocated to that reporting unit.

An entity may still perform the optional qualitative assessment for a reporting unit to determine if it is more likely than not that goodwill is impaired. However, this ASU eliminates the requirement to perform a qualitative assessment for any reporting unit with zero or negative carrying amount.

For the six months ended September 30, 2025 and 2024, management evaluated impairment of goodwill by performing qualitative assessment on its reporting units and determined that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount, and therefore, no impairment loss on goodwill was recognized for the six months ended September 30, 2025 and 2024.

Impairment for long-lived assets

In accordance with ASC 360-10, long-lived assets, including property and equipment with finite lives, are reviewed for impairment loss whenever events or changes in circumstances (such as a significant adverse change to market conditions that will impact the future use of the assets) indicate that the carrying value of an asset may not be recoverable. The Company assesses the recoverability of the assets based on the undiscounted future cash flows the assets are expected to generate and recognizes an impairment loss when estimated undiscounted future cash flows expected to result from the use of the asset plus net proceeds expected from disposition of the asset, if any, are less than the carrying value of the assets. If an impairment loss is identified, the Company will reduce the carrying amount of the asset to its estimated fair value based on a discounted cash flows approach, or, when available and appropriate, comparable market values. As of September 30, 2025 and March 31, 2025, no impairment of long-lived assets was recognized.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Derivative asset

In connection with the share sale and purchase Agreement (“2Game SPA”) executed on March 19, 2025 between the Company and 2Game’s minority shareholders for the acquisition of an additional 10% controlling interest in 2Game, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ending March 31, 2026. In accordance with ASC 815-40 “Derivatives and Hedging,” the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to bifurcate and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in each reporting period until the obligation is settled or expires.

Contingent consideration for acquisitions

In connection with the business combination set forth in Note 4, the Company recognized contingent consideration for acquisition upon completion of the business combination in accordance with ASC 805-10-55-28. The Company determined the fair value of the contingent consideration for acquisition as the Company has the obligation to pay cash or issuing shares to settle the contingent consideration upon 2Game’s achievement of certain performance milestones.

In accordance with ASC 815-40 “Derivatives and Hedging”, the Company determined that the contingent consideration for acquisition should be classified as a liability as it is not considered indexed to the Company’s stock. As a result, the contingent consideration for acquisition shall be measured initially, and subsequently at fair value on each reporting date. The Company will continue to adjust the carrying value of the contingent consideration for acquisitions until contingency is finally determined. Any changes in fair value will be recorded as a gain or loss in the statements of operations and comprehensive loss.

Contingent consideration for acquisition was valued at the time of acquisitions and each of the financial statement date, using unobservable inputs and discounted cash flow methodology. The determination of the fair value is based on discounted cash flows, and the key assumptions include the probability of meeting each performance target and the discount factor.

Convertible notes and derivative liabilities

The Company accounts for convertible notes in accordance with ASC 470, Debt, and ASC 815, Derivatives and Hedging. Convertible notes that contain embedded features—such as conversion rights, bonus shares, top-up shares, or other contingent settlement provisions—are evaluated to determine whether the features require bifurcation and separate accounting. If the embedded features do not meet the criteria for separate accounting but result in the instrument being accounted for as a hybrid financial instrument, the Company applies the fair value option and measures the entire convertible note at fair value, with changes in fair value recognized as a gain or loss in the unaudited condensed consolidated statements of operations and comprehensive loss until conversion.

Embedded features that are not clearly and closely related to the host instrument and do not qualify for equity classification are accounted for as derivative liabilities. These derivative liabilities are measured at fair value upon initial recognition and remeasured at each reporting date, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss until the instruments are settled.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant’s specific terms and applicable authoritative guidance in Financial Accounting Standards Board (“FASB”) ASC 480, Distinguishing Liabilities from Equity (“ASC 480”) and ASC 815, Derivatives and Hedging (“ASC 815”). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company’s own ordinary shares and whether the warrant holders could potentially require “net cash settlement” in a circumstance outside of the Company’s control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of equity at the time of issuance. Upon further review of the warrant agreements, the Company concluded that its warrants qualify for equity accounting treatment.

Upon completion of the Business Combination, all of RFAC’s public and private placement warrants that were then outstanding were replaced by the Company’s public and private placement warrants. The Company treated such warrants replacement as a warrant modification and recognized incremental fair value of $12,014 as a deemed dividend paid to the warrant holders.

Revenue recognition

The Company follows the revenue accounting requirements of Accounting Standards Update (“ASU”) No. 2014-09, Revenue from Contracts with Customers (Topic 606) (“Accounting Standards Codification (“ASC”) 606”). The core principle underlying the revenue recognition of this ASU allows the Company to recognize revenue that represents the transfer of goods and services to customers in an amount that reflects the consideration to which the Company expects to be entitled in such exchange. This requires the Company to identify contractual performance obligations and determine whether revenue should be recognized at a point in time or over time, based on when control of goods and services transfers to a customer.

To achieve that core principle, the Company applies five-step model to recognize revenue from customer contracts. The five-step model requires the Company to (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including variable consideration to the extent that it is probable that a significant future reversal will not occur, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies the performance obligation.

The Company recognizes a contract with a customer when the contract is committed in writing, the rights of the parties, including payment terms, are identified, the contract has commercial substance and collectability is probable.

Revenue recognition policies for each type of revenue stream are as follows:

(1)	Revenue from sales of console game, gaming hardware, computer accessories and other multimedia products including data storage devices.

The Company generates revenue from distributing gaming content that are compatible with major gaming consoles such as Sony PlayStation, Microsoft Xbox, and personal computers (“PC”) to retailers. In addition, the Company sells gaming hardware and accessories, primarily consisting of computer peripherals, multimedia products such as data storage devices, and other gaming-related hardware.

The Company recognized the revenue from sales of console game, gaming hardware, and accessories at a point in time when control of the product is passed to the retailers, generally after the retailers pick up the products or the Company delivers the products to the retailers’ appointed forwarding agent, which is the point in time that the retailers are able to direct the use of and obtain substantially all of the economic benefit of the goods. The transfer of control typically occurs at a point in time based on when the retailers have the obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers have accepted the goods. Revenue is recognized net of estimates of variable consideration, including product returns, and customer discounts. Historically, the product return was immaterial.

Certain customers have the right to return products, primarily computer accessories and other multimedia products, including data storage devices, within 180 days of sale. Customer remedies may include the exchange of returned products. As a result, the Company estimates and records right-of-return assets and related refund liabilities as a reduction of revenue, when necessary. The Company uses its accumulated historical experience to estimate expected product returns at a portfolio level using the expected value method. As of the September 30, 2025 and March 31, 2025, the estimate expected product returns were immaterial.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company determined that the shipping and handling activities are performed before the customer obtains control of the good. The Company elects to account for shipping and handling as activities to fulfill the promise to transfer the good, and accrue the related shipping cost.

Cost of revenue from sales of console game, gaming hardware, and accessories consist of cost of purchase of console game compact discs, gaming hardware and accessories, and multimedia products from vendors.

(2)	Revenue from sales of console game code

The Company derives its revenue from the sale of console game codes through the following settlement arrangement: (1) fixed price settlement with sales price being predetermined in the contract, and (2) variable price settlement with sales price being variable and to be settled based on retailer’s monthly sales.

The Company recognized the revenue from sales of console game code at a point in time when control of the goods is passed to retailers or end users, generally after the console game code was E-delivered to the retailers or end users, which is the point in time that the customers are able to direct the use of, and obtain substantially all of the economic benefit of, the goods. The transfer of control typically occurs at a point in time based on when the retailers or end users have an obligation to pay for the goods, and physical possession of, legal title to, and the risks and rewards of ownership of the goods has been transferred, and the retailers or end users has accepted the goods.

For settlement arrangement under the fixed price settlement, the transaction price is generally fixed and does not contain any variable considerations such as sales returns, discounts, or rebates, as the Company settles the sales with customers on a sales contract basis.

For settlement arrangement under the variable price settlement, the transaction price varies and is determined based on the retailer’s monthly sales. The pricing for individual game codes is calculated based on their wholesale price and the quantity sold. Additionally, a proportionate adjustment is made based on the total sales of each specific game code. As a result, the consideration received from retailer can fluctuate, making it a variable component of the overall consideration.

The Company accounts for revenue from sales of console game code under both settlement arrangements as mentioned above on a gross basis as the Company is acting as a principal in these transactions and is responsible for fulfilling the promise to provide specified goods, of which the Company has control and has the ability to direct the use to obtain substantially all the benefits of the goods.

In making this determination, the Company assesses whether it is responsible to fulfill the performance obligation in these transactions, is subject to inventory risk, has latitude in establishing prices, or has met several but not all of these indicators in accordance with ASC 606-10-55-36 through 40. The Company determined that it is primarily responsible for fulfilling the promise to provide the specified good as the Company directly purchases the console game codes from the vendors prior to posting any sale to retailers or end users. Meanwhile, the Company maintained the console game codes electronically which demonstrates that Company has control over the goods and is subject to inventory risk. Furthermore, the Company has discretion in establishing the price of the goods, further demonstrating the Company’s ability to direct the use of the goods and obtain substantially all the benefits of the goods.

Cost of revenue from sales of console game code consist of cost of console game codes purchased from vendors.

(3)	Revenue from game publishing

The Company generates its revenue from game publishing by providing a non-exclusive license to reproduce, publicly display and perform, transmit, sell, license and otherwise distribute the PC games in object code form (“console game code”) to gaming platforms such as Sony’s PlayStation Network, Valve’s Steam, and Microsoft’s Xbox for distribution. In these sales arrangements, the gaming platforms are considered as the Company’s customers.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company recognizes revenue from game publishing at the point in time when control of the console game code is transferred to the gaming platform, which specifically occurs when the console game code is activated. Since the transaction price for publishing varies and is determined based on a predetermined rate applied to the gaming platform’s monthly sales, the Company recognizes revenue based on the consideration expected to be received from the gaming platform.

The Company accounts for revenue from game publishing on a gross basis as the Company is acting as a principal who is primarily responsible for fulfilling the promise to publishing the game on the gaming platform.

Cost of revenue from game publishing consist of game development cost from developers.

(4)	Video marketing campaign services

The Company provides video marketing campaign services, which include video production, content alteration based on the customer’s specifications, and video publishing on designated influencers’ social media platforms. The Company identifies video marketing campaign services as a single performance obligation because the services in the contract cannot be distinct.

The customer cannot simultaneously receive and consume the benefits provided by the Company throughout the performance obligation process, and the customer does not have control on the video content as it is produced. Therefore, none of the criteria of ASC 606-10-25-27 is met, and the Company recognizes revenue from video marketing campaign services at a point in time when the customer takes control of the video. The transfer of control typically occurs when customers are able to direct the use of and obtain substantially all of the economic benefits of the video, which happens when the video production is completed and accepted by the customer.

Cost of revenue from video marketing campaign service consist of video production related cost such as labor and production supplies.

(5)	Social media advertising

The Company generates revenue from social media advertising by monetizing video content on social media platforms by allowing advertisement to be displayed within the Company’s video posting during the playback process.

Revenue from social media advertising is recognized by the Company when it fulfills its performance obligation at a point in time, which occurs when the Company grants the right to use of the license of the video content to the social media platform, and when the social media platform can derive substantial economic benefit from monetizing the video content. The revenue generated is contingent on a profit- sharing arrangement with the social media platform and is assessed based on multiple factors. These factors include viewer engagement, viewer location, the type of advertisements, the number of advertisements engaged with, and more. The transaction price will be entitled to be received by the Company upon monthly settlement with the social media platform. Consequently, the Company has determined that revenue from social media advertising is recognized at a point in time when it is probable that a significant reversal of the revenue recognized will not occur.

Cost of revenue from social media marketing service consist of video production related cost such as labor and production supplies.

The Company has elected to apply the practical expedient to expense costs as incurred for incremental costs to obtain a contract when the amortization period would have been one year or less. As of September 30, 2025 and March 31, 2025, the Company did not incur any incremental costs to obtain contract.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of September 30, 2025 and March 31, 2025, the Company did not have any contract assets.

The Company recognized advance payments from its customer prior to revenue recognition as contract liability until the revenue recognition performance obligations are met. As of September 30, 2025 and March 31, 2025, the contract liabilities amounted to $2,599,140 and $505,323, respectively. For the six months ended September 30, 2025 and 2024, revenue recognized that was included in the beginning period contract liabilities balance amounted to $505,323 and $209,903, respectively. As of September 30, 2025 and March 31, 2025, there were no contracts with performance obligations beyond twelve months for revenue recognition.

Disaggregated information of revenues by products/services are as follows:

	For the Six Months Ended
	September 30, 2025	September 30, 2024
	(Unaudited)	(Unaudited)
Console game	$14,730,521	$14,593,174
Gaming hardware, computer accessories and other multimedia products	50,025,298	-
Console game code	30,982,542	34,476,448
Console game– subtotal	95,738,361	49,069,622

Game publishing	1,951,638	886,005

Video marketing campaign services	516,010	613,948
Social media advertising services	38,113	206,464
Media advertising services- subtotal	554,123	820,412

Other revenue	478,999	129,666

Total revenues	$98,723,121	$50,905,705

Warranty

The Company generally provides limited warranties for its products sold. At the time a sale is recognized, the Company records estimated future warranty costs under ASC 460. Such estimated costs for warranties are estimated at time of delivery and these warranties are not service warranties separately sold by the Company. Generally, the estimated claim rates of warranty are based on actual warranty experience or the Company’s best estimate. As the historical claim rates of warranty were immaterial, the Company did not accrue warranty reserves as of September 30, 2025 and March 31, 2025.

Advertisement expense

Advertising is mainly through online and offline promotion activities. Advertisement expenses amounted to $2,089,855 and $712,034 for the six months ended September 30, 2025 and 2024, respectively.

Deferred merger costs

Deferred merger costs consist primarily of expenses paid to attorneys, underwriters, and others direct costs related to the merger. Should the merger prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to expenses.

Defined contribution plan

Full-time employees of the Company are entitled to government-mandated defined contribution plan. The Company is required to accrue and pay for these benefits based on certain percentages of the employees’ respective salaries, subject to certain ceilings, in accordance with the relevant government regulations, and make cash contributions to the government-mandated defined contribution plan. Total expenses for the plans were $447,633 and $145,750 for the six months ended September 30, 2025 and 2024, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The related contribution plans include:

Singapore subsidiaries

—	Central Provident Fund (“CPF”) — 17.00% based on employee’s monthly salary for employees aged 55 and below, reduces progressively to 7.5% as age increase;

—	Skill Development Levy (“SDL”) — up to 0.25% based on employee’s monthly salary capped $8.3 (SGD 11.25).

Malaysian subsidiary

—	Social Security Organization (“SOSCO”) — 1.75% based on employee’s monthly salary capped of RM 4,000;

—	Employees Provident Fund (“EPF”) — 12% based on employee’s monthly salary; and

—	Employment Insurance System (“EIS”) — 0.2% based on employee’s monthly salary capped of RM 4,000.

Hong Kong subsidiaries

—	Mandatory Provident Fund (“MPF”) — 5% based on employee’s monthly salary capped of HKD 30,000;

Brazil subsidiary

—	Employees’ Severance Indemnity Fund (“FGTS”) — 8% based on employee’s monthly salary;

—	Social Security Contribution (“INSS”) — up to 14% based on employee’s monthly salary capped of BRL 7,507;

United Kingdom subsidiary

—	National Insurance Contribution (“NIC”) — up to 15.05% based on employee’s monthly salary, subject to statutory thresholds;

—	Workplace Pension — minimum 3% based on qualifying earnings;

Dubai subsidiary

—	General Pension and Social Security Authority (“GPSSA”) — 12.5% based on employee’s monthly salary;

People of republic of China (“PRC”) subsidiary

—	Social Security and Housing Provident Fund Contributions — Employers are required to contribute to five statutory social insurance programs (pension, medical, unemployment, maternity, and work-related injury) and the housing provident fund. The total employer contribution rate typically ranges from approximately 30% to 40% of each employee’s monthly salary, subject to minimum and maximum contribution bases set by local authorities. The exact contribution rates and bases vary by city and province.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Thailand subsidiary

—	Social Security and Statutory Employer Contributions — Under Thai law, employers are required to make statutory contributions on behalf of employees to the national Social Security Fund at a rate of 5% of each employee’s monthly salary, subject to a maximum contribution base of THB 15,000 per month. These contributions cover benefits such as sickness, maternity, disability, death, unemployment, and old-age pension. In addition, employers are required to contribute annually to the Workmen’s Compensation Fund at rates that vary based on industry risk classification.

Japan subsidiary

—	Social Security and Statutory Employer Contributions — Employers are required to make statutory contributions on behalf of employees to various social insurance programs, including employees’ pension insurance, health insurance (including nursing care insurance), employment insurance, and workers’ accident compensation insurance. Total employer contributions generally range from approximately 15% to 20% of each employee’s salary, subject to statutory contribution bases and caps determined by the Japanese authorities.

Goods and Services Taxes (“GST”) and Value Added Taxes (“VAT”)

Revenue represents the invoiced value of service, net of applicable GST or VAT. The GST is chargeable on gross sales price. In Singapore, GST rate is 9% for calendar year 2025. In the United Kingdom, VAT is 20%; in China, VAT is generally 13%, with reduced rates of 9% and 6% for specific industries; in Dubai, United Arab Emirates, VAT is 5%; and In Japan, consumption tax is 10%, with a reduced rate of 8% applicable to certain qualifying items. In Thailand, VAT is 7%. Entities that are GST/VAT-registered are allowed to offset qualified input GST/VAT paid to suppliers against their output GST/VAT liabilities. Net GST/VAT balance between input GST/VAT and output GST/VAT is recorded in tax payable or receivable.

Income taxes

The Company accounts for income taxes in accordance with ASC 740, Income tax. The charge for taxation is based on the results for the fiscal year and adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date

Deferred tax is calculated using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the unaudited condensed consolidated financial statements and the corresponding tax basis. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is more likely than not that taxable income will be utilized with prior net operating loss carried forwards using tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be utilized. Current income taxes are provided for in accordance with the laws of the relevant tax authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest were incurred related to underpayment of income tax for the six months ended September 30, 2025 and 2024.

The Company recognizes interest and penalties related to unrecognized tax benefits, if any, on the other expense line in the accompanying unaudited condensed consolidated statement of operation and comprehensive loss. Accrued interest and penalties are included on the other payables and accrued liabilities line in the unaudited condensed consolidated balance sheets.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company conducts a significant portion of its business activities in Singapore, Malaysia, Hong Kong, Thailand and the People’s Republic of China (“PRC”) and is subject to taxation in these jurisdictions. As a result of these activities, the Company’s subsidiaries file separate tax returns that are subject to examination by the respective foreign tax authorities. As of September 30, 2025, the tax returns for the Company’s Singapore entities for the years 2022 through 2025 remain open for statutory examination by the Singapore tax authorities. Similarly, the tax returns for the Company’s Hong Kong entities for the years 2020 through 2025 remain open for examination by the Hong Kong tax authorities. The tax returns for the Company’s Malaysia entity for the years 2021 through 2025 also remain open for examination by the Malaysian tax authorities. In addition, the tax return for the Company’s PRC entity for the year 2024 remains open for statutory examination by the PRC tax authorities. The tax returns for the Company’s Thailand entity for the years 2021 through 2025 remain open for examination by the Thai tax authorities.

Debt discount and issuance Costs

Debt discounts arise when the proceeds received from issuing debt, including convertible notes, are less than the principal amount due to embedded features, beneficial conversion features, or other allocated components. Debt issuance costs consist primarily of legal fees, professional fees, and other direct costs incurred in connection with the issuance of debt instruments. For debt instruments that are not measured at fair value under the fair value option, both the debt discount and debt issuance costs are recorded as direct reductions of the carrying amount of the related debt and are amortized to interest expense over the contractual term of the debt using the effective interest method.

When certain embedded features are required to be bifurcated and accounted for separately as derivative liabilities or other components, the related debt discount and debt issuance costs are allocated between the debt host and the bifurcated components using an approach that is consistent with the allocation of proceeds between the freestanding financial instruments. The portion allocated to the debt host is amortized to interest expense over the term of the debt, while the portion allocated to bifurcated derivative components is expensed as incurred. If the Company has elected to account for the convertible notes at fair value under the fair value option, all related debt issuance costs are expensed immediately in the period incurred.

The Company incurred debt issuance costs in connection with the issuance of bank loan (See Note 14), and convertible notes (See Note 16).

Share-based compensation

The Company accounts for share-based compensation awards to non-employees in accordance with FASB ASC Topic 718 amended by ASU 2018-07. Under FASB ASC Topic 718, stock compensation granted to non-employees has been determined as the fair value of the consideration received or the fair value of equity instrument issued, whichever is more reliably measured and is recognized as an expense as the goods or services are received. For awards settled in ordinary shares, fair value is determined based on the quoted market price of the Company’s ordinary shares on the measurement date. Compensation cost is recognized on a straight-line basis over the requisite service period.

Comprehensive loss

Comprehensive loss consists of two components, namely net loss and other comprehensive loss. Other comprehensive loss refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net loss. Other comprehensive loss includes items such as results of foreign currency translation adjustment.

Loss per share

The Company computes earnings or loss per share (“EPS”) in accordance with ASC 260, “Earnings per Share”. ASC 260 requires companies to present basic and diluted EPS. Basic EPS is measured as net income attributable to the Company divided by the weighted average ordinary share outstanding for the period. Diluted EPS presents the diluted effect on a per share basis of the potential ordinary shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential ordinary shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. For the six months ended September 30, 2025 and 2024, the Company had the 16,500,000 and nil shares of warrants, respectively, outstanding which were not included in the calculation of diluted net loss per ordinary share because inclusion thereof would be anti-dilutive.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Fair value measurements

Fair value is defined as the price that would be received for an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date. Valuation techniques maximize the use of observable inputs and minimize the use of unobservable inputs. When determining the fair value measurements for assets and liabilities, we consider the principal or most advantageous market in which it would transact and consider assumptions that market participants would use when pricing the asset or liability. The following summarizes the three levels of inputs required to measure fair value, of which the first two are considered observable and the third is considered unobservable:

Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2 — Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 — Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value for certain assets and liabilities such as cash and restricted cash, accounts receivable, net, amount due from related parties, other receivables and other current assets, prepayments, banking facilities, accounts payable, contract liabilities, amount due to related parties, other payables and accrued liabilities, and tax payables have been determined to approximate carrying amounts due to the short maturities of these instruments. The Company believes that its long-term bank facilities approximate the fair value based on current yields for debt instruments with similar terms.

The following table sets forth by level within the fair value hierarchy our financial asset and liability that were accounted for at fair value on a recurring basis As of September 30, 2025 and March 31, 2025:

	Carrying Value at September 30, 2025	Fair Value Measurement at September 30, 2025
	(Unaudited)	Level 1	Level 2	Level 3
Derivative asset attributable to Buy-Back Feature embedded in 2Game SPA	$170,000	$-	$-	$170,000
Investment in convertible notes	$2,508,204	$-	$-	$2,508,204
Contingent consideration for acquisition of 2Game	$1,121,726	$-	$-	$1,121,726
Derivative liabilities (Top-Up Shares)	$3,050,932	$-	$-	$3,050,932
Derivative liabilities (conversion feature)	$1,590,000	$-	$-	$1,590,000

	Carrying Value at March 31,	Fair Value Measurement at March 31, 2025
	2025	Level 1	Level 2	Level 3
Derivative asset attributable to Buy-Back Feature embedded in 2Game SPA	$269,119	$-	$-	$269,119
Contingent consideration for acquisition of 2Game	$1,121,006	$-	$-	$1,121,006
Derivative liabilities (Top-Up Shares)	$3,086,519	$-	$-	$3,086,519

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following is a reconciliation of the beginning and ending balance of the financial assets and liability measured at fair value on a recurring basis for the six months ended September 30, 2025 and years ended March 31, 2025:

Derivative Asset
Initial fair value of derivative assets attributable to Buy-Back Feature embedded in 2Game SPA	$269,119
Change in fair value of derivative asset	-
Ending balance As of March 31, 2025	269,119
Change in fair value of derivative asset	(110,271)
Exchange rate difference	11,152
Ending balance As of September 30, 2025 (unaudited)	$170,000

Investment in convertible notes
Acquired upon acquisition of Ban Leong	$2,597,253
Change in fair value of investment in convertible note	(82,796)
Exchange rate difference	(6,253)
Ending balance as of September 30, 2025 (unaudited)	$2,508,204

Contingent consideration for acquisition
Ending balance as of March 31, 2024	3,697,000
Payments of cash and share consideration	(3,068,835)
Change in fair value of contingent consideration for acquisition	545,428
Exchange rate difference	(52,587)
Ending balance as of March 31, 2025	1,121,006
Change in fair value of contingent consideration for acquisition	(78,906)
Exchange rate difference	79,626
Ending balance as of September 30, 2025 (unaudited)	$1,121,726

Convertible notes
Initial fair value of convertible notes	$33,025,000
Conversion of the convertible notes	(25,063,061)
Change in fair value of convertible notes upon conversion of the convertible notes	(5,254,103)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	(2,707,836)
Ending balance as of March 31, 2025 and September 30, 2025 (unaudited)	$-

Derivative liabilities (Top-Up Shares)
Fair value allocated to Top-Up Shares upon conversion of the convertible notes	$2,707,836
Change in fair value of derivative liability	378,683
Ending balance as of March 31, 2025	3,086,519
Change in fair value of derivative liability	(35,587)
Ending balance as of September 30, 2025 (unaudited)	$3,050,932

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Derivative liabilities (Conversion feature)
Fair value allocated to conversion feature	$2,923,000
Conversion	(122,669)
Change in fair value of derivative liability	(1,210,331)
Ending balance as of September 30, 2025 (unaudited)	$1,590,000

Leases

The Company accounts for leases in accordance with ASU 2016-02, “Leases” (Topic 842).

If any of the following criteria are met, the Company classifies the lease as a finance lease:

●	The lease transfers ownership of the underlying asset to the lessee by the end of the lease term;

●	The lease grants the lessee an option to purchase the underlying asset that the Company is reasonably certain to exercise;

●	The lease term is for 75% or more of the remaining economic life of the underlying asset, unless the commencement date falls within the last 25% of the economic life of the underlying asset;

●	The present value of the sum of the lease payments equals or exceeds 90% of the fair value of the underlying asset; or

●	The underlying asset is of such a specialized nature that it is expected to have no alternative use to the lessor at the end of the lease term.

Leases that do not meet any of the above criteria are accounted for as operating leases.

The Company combines lease and non-lease components in its contracts under Topic 842, when permissible.

Finance and operating lease right-of-use (“ROU”) assets and lease liabilities are recognized at the commencement date based on the present value of lease payments over the lease term. Since the implicit rate for the Company’s leases is not readily determinable, the Company uses its incremental borrowing rate based on the information available at the commencement date in determining the present value of lease payments. The incremental borrowing rate is the rate of interest that the Company would have to pay to borrow, on a collateralized basis, an amount equal to the lease payments, in a similar economic environment and over a similar term.

Lease terms used to calculate the present value of lease payments generally do not include any options to extend, renew, or terminate the lease, as the Company does not have reasonable certainty at lease inception that these options will be exercised. The Company generally considers the economic life of its finance or operating lease ROU assets to be comparable to the useful life of similar owned assets. The Company has elected the short-term lease exception, therefore operating lease ROU assets and liabilities do not include leases with a lease term of twelve months or less. Its leases generally do not provide a residual guarantee.

The finance or operating lease ROU asset also excludes lease incentives. Lease expense is recognized on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognizes the finance leases ROU assets and interest on an amortized cost basis. The amortization of finance ROU assets is recognized on straight-line basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period. Interest expense on the lease liability is determined each period during the lease term.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company reviews the impairment of its ROU assets consistent with the approach applied for its other long-lived assets. The Company reviews the recoverability of its long-lived assets when events or changes in circumstances occur that indicate that the carrying value of the asset may not be recoverable. The assessment of possible impairment is based on its ability to recover the carrying value of the asset from the expected undiscounted future pre-tax cash flows of the related operations. The Company has elected to include the carrying amount of operating lease liabilities in any tested asset group and include the associated operating lease payments in the undiscounted future pre-tax cash flows. For the six months ended September 30, 2025 and 2024, the Company did not recognize impairment loss on its finance and operating lease ROU assets.

Related parties

The Company identifies related parties, accounts for and discloses related party transactions in accordance with ASC 850, “Related Party Disclosures” and other relevant ASC standards.

Corporations or individual parties are considered to be related if they have the ability, directly or indirectly, to control the Company or exercise significant influence over the Company in making financial and operating decisions. Entities are also considered to be related if they are subject to common control or common significant influence.

Transactions involving related parties cannot be presumed to be carried out on an arm’s-length basis, as the requisite conditions of competitive, free market dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm’s-length transactions unless such representations can be substantiated.

Commitments and contingencies

The Company adheres to ASC 450, “Contingencies” for the recognition, measurement, and disclosure of commitments and contingencies. Contingencies, representing uncertainties related to potential liabilities or gains stemming from past events, are evaluated based on available information, legal counsel advice, and historical experience. The Company records accruals for losses when it is probable and reasonably estimable.

Recent accounting pronouncements

The Company considers the applicability and impact of all accounting standards updates (“ASUs”). Management periodically reviews new accounting standards that are issued. Under the Jumpstart Our Business Startups Act of 2012, as amended (the “JOBS Act”), the Company meets the definition of an emerging growth company and has elected the extended transition period for complying with new or revised accounting standards, which delays the adoption of these accounting standards until they would apply to private companies.

New Accounting Standards That Have Been Adopted:

On November 27, 2023, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update No. 2023-07, Improvements to Reportable Segment Disclosures (“ASU 2023-07”). ASU 2023-07 amends ASC 280, Segment Reporting(“ASC 280”) to expand segment disclosures by requiring disclosure of significant segment expenses that are regularly provided to the Company’s chief operating decision maker (“CODM”), the amount and description of other segment items, the title and position of the CODM, and an explanation of how the CODM uses the reported measure(s) of segment profit or loss in assessing segment performance and deciding how to allocate resources. ASU 2023-07 further permits disclosure of more than one measure of segment profit or loss and extends the full disclosure requirements of ASC 280 to companies with single reportable segments. The Company adopted ASU 2023-07 on April 1, 2024, and retrospectively apply to all periods presented in the unaudited condensed consolidated financial statement. The adoption of this ASU did not have a material impact on the unaudited condensed consolidated financial statements and related disclosures.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

New Accounting Standards That Have Not Yet Been Adopted:

In October 2023, the FASB issued ASU 2023-06, Disclosure Improvements — codification amendments in response to SEC’s disclosure Update and Simplification initiative which amend the disclosure or presentation requirements of codification subtopic 230-10 Statement of Cash Flows—Overall, 250-10 Accounting Changes and Error Corrections— Overall, 260-10 Earnings Per Share— Overall, 270-10 Interim Reporting— Overall, 440-10 Commitments—Overall, 470-10 Debt—Overall, 505-10 Equity—Overall, 815-10 Derivatives and Hedging—Overall, 860-30 Transfers and Servicing—Secured Borrowing and Collateral, 932-235 Extractive Activities— Oil and Gas—Notes to Financial Statements, 946-20 Financial Services— Investment Companies— Investment Company Activities, and 974-10 Real Estate—Real Estate Investment Trusts—Overall. The amendments represent changes to clarify or improve disclosure and presentation requirements of above subtopics. Many of the amendments allow users to more easily compare entities subject to the SEC’s existing disclosures with those entities that were not previously subject to the SEC’s requirements. Also, the amendments align the requirements in the Codification with the SEC’s regulations. For entities subject to existing SEC disclosure requirements or those that must provide financial statements to the SEC for securities purposes without contractual transfer restrictions, the effective date aligns with the date when the SEC removes the related disclosure from Regulation S-X or Regulation S-K. Early adoption is not allowed. For all other entities, the amendments will be effective two years later from the date of the SEC’s removal. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. The ASU requires the annual financial statements to include consistent categories and greater disaggregation of information in the rate reconciliation, and income taxes paid disaggregated by jurisdiction. ASU 2023-09 is effective for public business entities for annual periods beginning after December 15, 2024, and interim periods within those annual periods; early adoption is permitted. Adoption is either with a prospective method or a fully retrospective method of transition. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

In November 2024, the FASB issued ASU 2024-04, Debt—Debt with Conversion and Other Options (Subtopic 470-20): Induced Conversions of Convertible Debt Instruments, which clarifies the accounting guidance for induced conversions of convertible debt. The amendments clarify that, to account for a settlement as an induced conversion, an inducement offer must provide at least the consideration (in form and amount) issuable under the original conversion terms, even for instruments with cash conversion features. The amendments also clarify that the guidance applies to instruments not currently convertible, provided they had a substantive conversion feature at issuance and at the time of the inducement offer. The amendments aim to improve the relevance and consistency in application of the induced conversion guidance and are effective for annual periods beginning after December 15, 2025, with early adoption permitted for entities that have adopted ASU 2020-06. The Company is currently evaluating the impact of the update on the Company’s unaudited condensed consolidated financial statements and related disclosures.

On November 4, 2024, the FASB issued ASU No. 2024-03, Expense Disaggregation Disclosures (“ASU 2024-03”). ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard on the unaudited condensed consolidated financial statements.

Except as mentioned above, the Company does not believe other recently issued but not yet effective accounting standards, if currently adopted, would have a material effect on the Company’s unaudited condensed consolidated balance sheets, statements of operations and comprehensive income (loss) and statements of cash flow.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 3 — Reverse recapitalization

On February 13, 2025 (the “Closing Date”), the Company consummated the transactions contemplated by that certain agreement and plan of merger dated October 18, 2023 (as amended on December 1, 2023, December 15, 2023, January 31, 2024, and September 30, 2024, the “Merger Agreement”), entered by and among (i) the Company, (ii) RFAC, (iii) GCL BVI, (iv) GCL Global, and, (v) Sponsor. Pursuant to the Merger Agreement, the Company formed two wholly-owned subsidiaries for the purpose of participating in the contemplated transactions: (i) a Cayman Islands exempted company limited by shares (“Merger Sub 1”), and (ii) a Delaware corporation (“Merger Sub 2”). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Merger Agreement. On the Closing Date, pursuant to the Merger Agreement: (a) Merger Sub 1 merged with and into GCL Global, with GCL Global continuing as the surviving entity in the merger (the “Initial Merger”), as a result of which: (i) GCL Global became a wholly-owned subsidiary of the Company and (ii) each issued and outstanding security of GCL Global immediately prior to the consummation of the Merger was no longer outstanding and automatically cancelled, in exchange for the right of the holder thereof to receive such number of newly issued shares of the Company specified below; and (b) Merger Sub 2 merged with and into RFAC, with RFAC surviving such merger as a wholly owned subsidiary of the Company (the “SPAC Merger” and together with the Initial Merger, the “Mergers”, and together the other transactions and ancillary agreements contemplated by the Merger Agreement and the Ancillary Agreements (as defined below), the “Business Combination” or “Transactions”). As a result of the Transactions, RFAC and GCL Global each became a wholly-owned subsidiary of the Company.

Upon the consummation of the Business Combination, the following transaction (“collectively, the “Transaction”) were completed, based on the Company’s capitalization as of February 13, 2025:

●	Each ordinary share of GCL Global issued and outstanding immediately prior to the Initial Merger Effective Time (other than any treasury shares or Dissenting Shares), was automatically cancelled and ceased to exist in exchange for the right to receive, such number of newly issued ordinary shares of PubCo, par value $0.0001 per share (the “PubCo Ordinary Shares”) at an exchange ratio of 1 for 4.0536 (“Exchange Ratio”), rounded up to the nearest whole share (the “Merger Consideration Shares”), and as of the Initial Merger Effective Time, each Company Shareholder (as defined in the Merger Agreement) ceased to have any other rights in and to GCL Global (other than any applicable appraisal and dissenter’s rights);

●	Each share of RFAC common stock, including RFAC Class A Common Stock and RFAC Class B Common Stock, issued and outstanding immediately prior to the effective time of the Business Combination (other than any redeemed shares) was automatically cancelled and ceased to exist and, for each share of RFAC common stock, the Company issued to each RFAC shareholder (other than RFAC shareholders who exercised their redemption rights in connection with the Business Combination) one validly issued Company ordinary share

●	Each RFAC warrant issued and outstanding immediately prior to effective time of the Business Combination converted into a Company warrant to purchase one ordinary share of the Company (each, a “Warrant”) (or equivalent portion thereof). The Warrants have substantially the same terms and conditions as set forth in the RFAC warrants, except that the Warrant is exercisable for shares of the Company ordinary shares rather than RFAC common stock;

●	Every 10 RFAC Rights issued and outstanding immediately prior to the effective time of the Business Combination converted into one ordinary share of the Company (rounded down to the nearest whole share). Upon closing of the Business Combination, 11,499,980 RFAC Rights were converted into 1,149,998 shares of the Company’s ordinary shares;

●	2,000,000 shares of the Company’s ordinary shares were issued as an incentive to certain investors in connection with transaction financing; and

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table presents the number of the Company’s ordinary shares issued and outstanding immediately following the Reverse Recapitalization:

Ordinary Share
RFAC’s common stock outstanding prior to Reverse Recapitalization	4,276,394
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of GCL Global’s ordinary shares	120,000,000

Minus ordinary share placed in escrow:
Bonus Shares in connection with convertible note (See Note 16)	(2,201,665)
Issuance of ordinary shares in connection with long-term investment in Nekcom Inc. (“Nekcom”) (See Note 6)	(2,126,729)
Rounding	(22)
Total ordinary share issued and outstanding	121,947,978

GCL Global was determined to be the accounting acquirer given GGL Global effectively controlled the combined entity after the SPAC Transaction. The transaction is not a business combination because RFAC was not a business. The transaction is accounted for as a reverse recapitalization, which is equivalent to the issuance of shares by GCL Global for the net monetary assets of RFAC, accompanied by a recapitalization. GCL Global is determined as the accounting acquirer and the historical financial statements of GCL Global became the Company’s historical financial statements, with retrospective adjustments to give effect of the reverse recapitalization. The net assets of RFAC were recognized as of the closing date at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Merger are those of GCL Global and GCL Global’s operations are the only ongoing operations of GCL.

In connection with the Reverse Recapitalization, the Company raised approximately $0.6 million of proceeds, presented as cash flows from financing activities, which included the contribution of approximately $0.6 million of funds held in RFAC’s trust account and cash held in RFAC’s operating cash account.

The following table reconciles the elements of the Reverse Recapitalization to the consolidated statements of cash flows, changes in shareholders’ equity, and net deficit of RFAC as of the closing date.

At Closing date February 13, 2025
Funds held in RFAC’s trust account	$499,932
Funds held in RFAC’s operating cash account	111,776
Proceeds from the Reverse Recapitalization	611,708
Less: non-cash net deficit assumed from RFAC	(10,692,920)
Net deficit from issuance of ordinary shares upon the Reverse Recapitalization	$(10,081,212)

Note 4 — Business Combination

— Acquisition of 2Game

On July 31, 2022, GCL Global SG entered into a share purchase agreement (the “SPA”) with three unrelated parties to acquire a 51% equity interest in 2Game. 2Game, incorporated in Hong Kong, primarily engages in the distribution of game codes and other related consumer items. Pursuant to the SPA, the Company is obligated to pay an aggregate of up to $6,120,000 consideration which consist of following five tranches to the aforementioned three parties upon certain conditions are met.

●	Tranche 1 — A cash consideration of $6,550 is to be paid upon the completion of the acquisition of 2Game.

●	Tranche 2 — A consideration of $2,993,450, comprised of 67% in cash and 33% in shares, is to be issued upon the successful listing on the US capital market.

●	Tranche 3 — A consideration of $800,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $19,400,000 and a Net Profit After Tax (NPAT) of $714,273 for the fiscal year ending March 31, 2023.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	Tranche 4 — A consideration of $1,000,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

●	Tranche 5 — A consideration of $1,320,000, comprising 67% in cash and 33% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025

Under Tranche 3 to 5, in the event that either one or both the gross revenue and NPAT are below the gross revenue target and NPAT target, the consideration shares shall be reduced on a pro rata basis.

Additionally, in the event of 2Game’s net profit after tax (“NPAT”) is in excess of the NPAT target set out in financial performance milestones, the above mentioned third parties shall be entitled to the additional cash and shares consideration (“Outperformance Consideration”).

On October 17, 2023, parties, through a contract addendum, changed the consideration payment schedule to the following:

●	Tranche 2 — A consideration of $2,993,450, comprised of 100% in shares, is to be issued upon the successful listing on the US capital market.

●	Tranche 4 — A consideration of $1,000,000, comprising 100% in cash, is to be paid upon 2Game’s achievement in a gross revenue target of $31,072,773 and an NPAT of $893,201 for the fiscal year ending March 31, 2024.

●	Tranche 5 — A consideration of $1,320,000, comprising 100% in shares, is to be paid upon 2Game’s achievement in a gross revenue target of $37,852,287 and an NPAT of $1,238,956 for the fiscal year ending March 31, 2025.

On December 29, 2024, parties, through another addendum, changed the consideration payment schedule.

●	Tranche 2 — A consideration of $2,993,450, comprised of 10% in cash and 90% in shares, is to be issued upon the successful listing on the US capital market.

On August 12, 2025, parties entered into an addendum (“Final Addendum”) to the existing share purchase agreements to provide a final and conclusive settlement (“Final Settlement”) of the share-based consideration previously issued to the sellers in connection with the 2Game acquisition. The addendum establishes a limited price-protection mechanism, subject to a cap of $5,137,569, based on certain market conditions of the Company’s shares. The addendum further provides that the sellers irrevocably waive and release all claims against the Company and its affiliates arising from the prior share purchase agreements, while preserving the Company’s rights under those agreements, and constitutes a full and final settlement of all legacy rights and obligations relating to the share consideration.

As of the date of issuance of these unaudited condensed consolidated financial statements, the Company has achieved or partially achieved the milestones associated with Tranches 1 through 5 and Final Settlement. The corresponding cash or share consideration for Tranches 1 through 5 and final settlement of the share-based consideration has been fully settled.

The Company’s acquisition of 2Game was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of 2Game based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions amounted to $78,254 and have been expensed as incurred in general and administrative expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company concluded that the acquisition of 2Game was not significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the year ended March 31, 2023 set forth below gives effect to the business combination as if it had occurred on April 1, 2022 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the Year ended March 31,	For the Year ended March 31,
	2023	2022
Unaudited pro forma revenue	$77,444,155	$65,827,057
Unaudited pro forma net income	$2,140,643	$4,586,525

Cash	$6,550
* Contingent consideration for acquisition	3,360,848
Total consideration at fair value	$3,367,398

*	As of the acquisition date of 2Game, the fair value of the contingent consideration for acquisition was determined to be $3,360,848, which included approximately $55,000 outperformance consideration. Subsequently, the change of fair value of the contingent consideration for acquisition amounted to a loss $79,441 and $270,615 for the six months ended September 30, 2025 and 2024, respectively. As September 30, 2025, the fair value of contingent consideration for acquisition amounted to $1,121,726. As March 31, 2025, the fair value of contingent consideration for acquisition amounted to $1,121,006.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the acquisition date, which represents the net purchase price allocation at the date of the acquisition of 2Game:

Fair value as of acquisition date
Total consideration	$3,367,398
Non-controlling interest	2,590,000
Less: net assets of 2Game:
Cash	428
Prepayments	7,338
Intangible assets	4,742,000
Total assets	4,749,766
Accounts payable	(33,382)
Deferred tax liability	(806,140)
Total liabilities	(839,522)
Total net assets of 2Game	3,910,244
Goodwill	$2,047,154

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included customer relationships, with estimated useful lives of 4.6 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and noncontrolling interest in 2Game through using income approach based on the following factors: (a) assumptions on the market and the asset that are considered to be fair and reasonable; (b) financial performance that shows a consistent trend of the operation; (c) consideration and analysis on the micro and macro economy affecting the subject asset; (d) analysis on tactical planning, management standard and synergy of the subject assets; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.

The fair value of the non-controlling interest in 2Game’s was measured based on significant inputs that are not observable in the market and thus represents a Level 3 measurement. Key assumption includes adjustments because of the lack of control that market participants would consider when estimating the fair value of the noncontrolling interest in 2Game.

The fair value of client relationships was estimated using a multi-period excess earnings method. To calculate fair value, the Company estimated the attribution rate and used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.

The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s console games business.

— Acquisition of Ban Leong

On April 30, 2025, Epicsoft Asia made a voluntary conditional cash offer to acquire 100% of the issued shares of Ban Leong at an offer price of SGD $0.6029 per share (approximately US$0.4484). The total offer consideration (“Offer Consideration”) was approximately US$50.5 million, which was financed through a secured term loan facility from Hongkong and Shanghai Banking Corporation Limited, Singapore Branch (the “HSBC term loan facility”) and the Company’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global SG, has a tenure of five years, bears a floating interest rate ranging from 2.5% to 7.5%, and requires quarterly repayments, with the final installment due in May 2030.

The acquisition became effective on May 27, 2025 (“Acquisition Date”), when Epicsoft Asia received valid acceptances representing approximately 50.9% of Ban Leong’s total issued share capital, at which time the Company obtained control of Ban Leong and the business combination was deemed consummated. Purchase consideration of approximately US$25,716,146 was utilized on the Acquisition Date to acquire this controlling equity interest. The remaining portion of the total Offer Consideration was subsequently utilized to acquire the remaining equity interests in Ban Leong as additional acceptances were received following the Acquisition Date.

On July 2, 2025, Epicsoft Asia announced the successful close of its voluntary unconditional cash offer, having received valid acceptances for 104,122,998 ordinary shares, representing 96.59% of Ban Leong’s total issued share capital. As acceptances exceeded 90%, Epicsoft Asia exercised its right of compulsory acquisition under the Companies Act 1967 of Singapore. Ban Leong was officially delisted from the SGX-ST effective August 26, 2025. As of September 30, 2025, Ban Leong is a wholly-owned subsidiary of Epicsoft Asia.

Ban Leong is a leading Singapore-based distributor of IT hardware, gaming components, and smart technology, with operations across Singapore, Malaysia, and Thailand. Ban Leong serves as an authorized distributor for major brands such as Razer, NVIDIA, and Samsung. The acquisition aligns with the Company’s strategy to expand its bundled gaming product offerings and enhance its distribution network in Asia.

The Company’s acquisition of Ban Leong was accounted for as a business combination in accordance with ASC 805. The Company has allocated the purchase price of Ban Leong based upon the fair value of the identifiable assets acquired and liabilities assumed on the acquisition date. The Company estimated the fair values of the assets acquired and liabilities assumed at the acquisition date in accordance with the business combination standard issued by the FASB using the fair value approach. Management of the Company is responsible for determining the fair value of assets acquired, liabilities assumed, and intangible assets identified as of the acquisition date. Acquisition-related costs incurred for the acquisitions are not material and have been expensed as incurred in general and administrative expenses.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company concluded that the acquisition of Ban Leong was significant based on assessments using the income test, asset test, and investment test pursuant to S-X Rule 3-05. Pursuant to ASC 805-10-50-2 (h). the unaudited pro forma information of the Company for the six months ended September 30, 2025 and 2024 set forth below gives effect to the business combination as if it had occurred on April 1, 2024 and combines the results of operations of the Company since then. The unaudited pro forma information is presented after applying the Company’s accounting policies and elimination intra-entity transactions, as applicable. The unaudited pro forma information does not include any impact of transaction synergies and is presented for informational purposes only and is not necessarily indicative of the results of operations that would actually have been occurred had the business combination been consummated as of that time or that may result in the future:

	For the Six Months Ended September 30,	For the Six Months Ended September 30,
	2025	2024
Unaudited pro forma revenue	$124,335,636	$123,898,528
Unaudited pro forma net (loss) income	$(5,842,485)	$242,185
Cash consideration		$25,716,146

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed at the Acquisition Date, which represents the net purchase price allocation at the date of the acquisition of Ban Leong:

Fair value as of Acquisition Date
Total consideration	$25,716,146
Non-controlling interest	27,070,012
Less: net assets of 2Game:
Cash	11,311,600
Accounts receivable, net	15,642,759
Inventories, net	25,145,895
Other receivable and other current assets, net	1,125,378
Investment in convertible notes	2,597,253
Prepayments	426,720
Property and equipment, net	487,217
Operating leases right-of-use assets	2,253,549
Intangible assets	5,039,150
Deferred tax assets	27,431
Total assets	64,056,952

Bank Loans, current	(442,852)
Accounts payable	(11,691,291)
Operating lease liabilities	(2,281,716)
Other payables and accrued liabilities	(4,742,439)
Contract liabilities	(520,926)
Deferred tax liabilities	(907,047)
Tax payables	(504,360)
Total liabilities	(21,090,631)
Total net assets of Ban Leong	42,966,321
Goodwill	$9,819,837

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The purchase price was allocated to the identifiable intangible assets acquired and liabilities assumed based on their acquisition date estimated fair values. The identifiable intangible assets principally included customer relationships, with estimated useful lives of 10 years based on the expected future economic benefit of the assets and are being amortized over the estimated useful life in proportion to the economic benefits consumed using the straight-line method.

The Company, with the assistance of a third-party appraiser, assessed the fair value of the 100% equity interest, identifiable intangible assets acquired, and noncontrolling interest in Ban Leong through using income approach based on the following factors: (a) assumptions on the market and the asset that are considered to be fair and reasonable; (b) financial performance that shows a consistent trend of the operation; (c) consideration and analysis on the micro and macro economy affecting the subject asset; (d) analysis on tactical planning, management standard and synergy of the subject assets; (e) analytical review of the subject asset; and (f) assessment of the leverage and liquidity of the subject asset. The significant assumption being used by the Company includes financial forecast, discount rate and attribution rate.

Since Ban Leong was a publicly listed company on the Singapore Exchange on the Acquisition Date, the fair value of the noncontrolling interest was determined based on the observable offer price per share under the voluntary cash offer, which represents a quoted price in an orderly transaction. As the fair value measurement is based on observable market inputs, it is classified as a Level 1 fair value measurement under ASC 820.

The fair value of client relationships was estimated using a multi-period excess earnings method. To calculate fair value, the Company estimated the attribution rate and used cash flows discounted at a rate considered appropriate given the inherent risks associated with each client grouping.

The goodwill is not deductible for income tax purposes and is related primarily to the expected synergies from combining the operations into the Company’s business operation in console game.

Note 5 — Investment in convertible note

The convertible note was issued by an unrelated privately held company and earned fixed interest at 6% per annum. The convertible note may be converted in part or in whole at the Company’s discretion within 36 months from the issuance date. The convertible note matured on December 29, 2025. Upon maturity, the Company initiated the conversion process; however, as of the date of issuance of these unaudited condensed consolidated financial statements, the conversion process has not yet been completed. For the six months ended September 30, 2025, the Company recognized interest income of $20,189 based on the interest rate of the convertible note. For the six months ended September 30, 2025, no impairment was recorded from investment in convertible note.

By electing the fair value option, the embedded conversion feature is not separately bifurcated or accounted for as a derivative. Instead, the fair value of the instrument as a whole captures the economic effect the embedded features. As of September 30, 2025, the fair value of investment in convertible note was $2,508,204.

Changes in fair value are recognized in earnings in the period in which they occur. Changes in fair value amounted to $82,796 for the period from May 27, 2025 through September 30, 2025.

The Company believes this accounting treatment best reflects the economic substance of the investment and aligns with the way the instrument is managed and evaluated internally.

The aggregate principal amount of the convertible note was $1,000,000 as of September 30, 2025. The excess fair value over principal reflects the estimated value of the embedded equity conversion feature.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 6 — Long-term investments

As of September 30, 2025 and March 31, 2025, long-term investments comprised of the following:

	September 30,	March 31,
	2025	2025

Investment in Nekcom	$15,364,229	$15,364,229
Investment in Cloudshelf Limited	71,045	71,045
Total	$15,435,274	$15,435,274

Investment in Nekcom

On November 20, 2024, the Company, Nekcom and certain significant shareholders of Nekcom entered into a Series B Preferred Stock Purchase Agreement (the “Nekcom SPA”) pursuant to which the Company has agreed to purchase 12,250,000 shares of Nekcom’s Series B Preferred Stock that would constitute 20% of the total outstanding shares of Nekcom for an aggregate purchase price of $15,000,000 consisting of (a) $7,500,000 in cash, and (b) $7,500,000 in the Company’s ordinary shares.

In connection with the Nekcom SPA, 262,325 ordinary shares of GCL Global (the “Nekcom Consideration Shares”) and an additional 262,325 ordinary shares of GCL Global (the “Nekcom Additional Consideration Shares”) were issued in the name of Nekcom on December 18, 2024 but were held in escrow until full recoupment date of the minimum guarantee pursuant to a Publishing Agreement dated December 18, 2024 (see Note 23) when they will be released to either Nekcom or the Company depending on the value of Nekcom Consideration Shares (the “Consideration Shares VWAP”) based on the volume weighted average price of the Consideration Shares over thirty (30) trading days immediately preceding the full recoupment date. If the Consideration Shares VWAP exceeds $7,500,000, all Nekcom Consideration Shares will be released to Nekcom, and all Nekcom Additional Consideration Shares will be returned to the Company for cancellation. In the event that the Consideration Shares VWAP is below $7,500,000 but exceeds $1,200,000, Nekcom will receive such number of Nekcom Additional Consideration Shares from the escrow account that would make up the shortfall, with the balance returned to the Company for cancellation. If the value of the Nekcom Additional Consideration Shares so released from the escrow account is not sufficient to make up the shortfall, the Company has agreed to either pay Nekcom cash to make up the shortfall, or issue additional shares to Nekcom and use its reasonable best efforts to register such shares for resale. If the Consideration Shares VWAP is below $1,200,000, the Company has agreed to pay Nekcom the shortfall between $7,500,000 and the Consideration Shares VWAP in cash. Upon completion of the Business Combination on February 13, 2025, the Nekcom Consideration Shares and the Nekcom Additional Consideration Shares were exchanged for an aggregate of 2,126,729 of ordinary shares of the Company, all of which were held in escrow (see Note 3).

On May 15, 2025, parties amended the Nekcom SPA (the “First Amendment”) to provide that, among other things, the Company shall have the right to instruct the escrow agent to return to the Company the full amount of the Nekcom Consideration Shares if either (i) the Company has not recouped in full both the minimum guarantee (as defined in the Publishing Agreement) and its investments related to SHOWA American Story (the “Licensed Game”) as specified in the First Amendment within 12 months of the commercial launch of the Licensed Game; or (ii) the Licensed Game has not been commercially launched on or before December 31, 2026. In that case, the Company shall be required to return to Nekcom 10% of the equity interests of Nekcom issued to the Company pursuant to the Nekcom SPA.

As of September 30, 2025, the Company had remitted $7,500,000 cash consideration towards investment in Nekcom’s Series B preferred Share. However, the Nekcom Consideration Shares and Nekcom Additional Consideration Share are being held in escrow yet to be released as the contingency of recoupment of the minimum guarantee has not yet been met.

The Company’s investment in Nekcom’s Series B Preferred Shares are classified as equity securities but do not meet the criteria to be considered in-substance common stock under ASC 323-10-15-13. These shares possess substantive liquidation preferences, fixed returns, and conditional participation rights that distinguish them from common stock. Consequently, the Nekcom investment is not accounted for under the equity method. As a result, the investment Nekcom’s Series B Preferred Shares does not qualify for equity method accounting under ASC 323 and is instead accounted for under ASC 321 as an equity investment to measure it at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of the acquisition date, the $7,500,000 cash consideration, $364,229 acquisition cost, and $7,500,000 share consideration were determined to be included in the initial investment cost. The Company will assess the impairment as subsequent measurement. As of September 30, 2025 and March 31, 2025, no impairment was recorded against investment in Nekcom.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Investment in Cloudshelf Limited (“Cloudshelf”)

On November 8, 2022, the Company entered into a subscription and shareholders agreement with Cloudshelf, a private limited company incorporated in England and Wales. Pursuant to the agreement, the Company subscribed for ordinary shares in Cloudshelf for a total consideration of $71,045, representing a 13.5% equity interest of Cloushelf.

As the Company does not have significant influence over Cloudshelf, the investment is accounted for in accordance with ASC 321, The investment is measured at cost, with subsequent remeasurement to fair value only upon impairment or when there are observable prince changes in orderly transactions for identical or similarly investments. As of September 30, 2025 and March 31, 2025, no impairment indicators were identified, and no loss was recorded.

Note 7 — Accounts receivable, net

As of September 30, 2025 and March 31, 2025, accounts receivables comprised of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Receivables from console game, gaming hardware, computer accessories and other multimedia products, and console game code	$29,251,368	$23,121,281
Receivables from game publishing	750,274	2,604,231
Receivables from advertising service	213,356	285,127
Less: Allowance for credit loss	(480,055)	(248,956)
Accounts receivable, net	$29,734,943	$25,761,683

Movement of credit loss for the six months ended September 30, 2025 and 2024 are as follows:

	September 30,	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance	$248,956	$325,457
Credit loss carried forward from acquisition of Ban Leong	164,672	-
Addition	62,635	12,482
Translation adjustment	3,792	3,825
Ending balance	$480,055	$341,854

Note 8 — Inventories, net

Inventories are stated at lower of cost or net realizable value, which is determined using the weighted average method.

	September 30,	March 31,
	2025	2025
	(Unaudited)
Physical console game compact discs	$35,338,482	$5,936,223

For the six months ended September 30, 2025 and 2024, the impairment for inventories amounted to $49,533 and $141,047, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 9 — Other receivables and other current assets, net

As of September 30, 2025 and March 31, 2025, other receivables and other current assets, net comprised of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Deposits (i)	$185,831	$273,041
Prepaid expenses (ii)	855,575	1,122,403
Prepaid income tax (iii)	1,888	1,812
Right-of-return assets (vi)	448,566	-
GST recoverable (iv)	269,821	209,880
Other receivables (v)	1,179,065	153,809
Less: allowance for credit loss	(179,263)	(27,923)
Total other receivables and other current assets, net	$2,761,483	$1,733,022

(i)	Deposits

The balance of deposit mainly comprised deposits made for rental and utility service of the Company.

(ii)	Prepaid expenses

The balance of prepaid expenses represented prepayment for services, such as subscription fees, advertising expenses, and director & officer insurance.

(iii)	Prepaid income tax

The balance of prepaid income tax represents prepaid estimated income tax from the Company’s Singapore subsidiary.

(iv)	GST recoverable

The balance of GST recoverable represented the amount of GST, which resulted from historical purchasing activities and could be further used for deducting future GST in Singapore.

(v)	Other receivables

The balance of other receivables mainly represented balance due from vendor for marketing expense paid on behalf, and recoverable claims receivable from suppliers.

(vi)	Right- of- return assets

The balance of right-of-return assets primarily represents amounts recognized in connection with Company’s product return arrangements from hardware, computer accessories and other multi- media products and reflects the estimated recovery of inventory expected to be returned by customers.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Movement of allowance for credit loss for the six months ended September 30, 2025 and 2024 are as follows:

	September 30,	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance	$27,923	$52,949
Addition (Recovery)	150,782	(26,993)
Translation adjustment	558	(1,308)
Ending balance	$179,263	$27,264

Note 10 — Prepayments, net

	September 30,	March 31,
	2025	2025
	(Unaudited)
Prepayment	$8,276,452	$6,354,653
Less: allowance for prepayment	(114,785)	(114,792)
Total prepayments, net	$8,161,667	$6,239,861

Movement of allowance for credit loss for the six months ended September 30, 2025 and 2024 are as follows:

	September 30,	September 30,
	2025	2024
	(Unaudited)	(Unaudited)
Beginning balance	$114,792	$209,412
Addition (Recovery)	-	(188,759)
Translation adjustment	(7)	(540)
Ending balance	$114,785	$120,113

Note 11 — Loan to third party

Loan to third party consist of the following:

Name of third party*	Maturities	Interest Rate	As of September 30, 2025	As of March 31, 2025
			(Unaudited)
2Game LLC	Amount to be due on March 31, 2026, and September 30, 2026	10% started from April 1, 2025	683,464	382,024
Total			$683,464	$382,024

2Game LLC is an e-sports company engaged in digital gaming and online tournament operations. In order to promote 2Game’s platform and create potential business synergies between both parties, the Company provided a loan to 2Game LLC.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 12 — Property and equipment, net

Property and equipment consist of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Office equipment	$2,811,608	$1,003,594
Motor vehicle	640,258	-
Furniture & Fitting	303,358	70,563
Office and warehouse renovation	992,994	455,313
Subtotal	4,748,218	1,529,470
Less: accumulated depreciation	(3,666,284)	(1,149,155)
Total property and equipment, net	$1,081,934	$380,315

Depreciation expenses for the six months ended September 30, 2025 and 2024 amounted to $201,084 and $165,415, respectively. The Company recognized no loss from disposal of property and equipment for the six months ended September 30, 2025 and 2024.

Note 13 — Definite-lived Intangible assets, net

Definite-lived intangible assets consisted of the following:

	September 30,	March 31,
	2025	2025
	(Unaudited)
Customer relationships	$9,633,963	$4,594,812
License	139,865	139,865
Trademark	224,809	224,809
Less: accumulated amortization	(3,296,303)	(2,751,634)
Total definite-lived intangible assets	$6,702,334	$2,207,852

Amortization expense for six months ended September 30, 2025 and 2024 amounted to $544,666 and $537,367, respectively.

The following table sets forth the Company’s amortization expense for the next five years ending:

Amortization
expenses
Twelve months ending September 30, 2026	$1,702,351
Twelve months ending September 30, 2027	1,076,283
Twelve months ending September 30, 2028	726,164
Twelve months ending September 30, 2029	881,848
Twelve months ending September 30, 2030 and thereafter	2,315,688
Total	$6,702,334

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 14 — Bank Loans

Outstanding balance of banking facilities consisted of the following:

Bank name	Maturity date	Interest rate	Collateral/Guarantee	September 30, 2025	March 31, 2025
				(Unaudited)
United Overseas Bank Limited (“UOB”)	July 2025 (Repaid in July 2025)	2.5%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and GCL BVI.	$-	$209,633
United Overseas Bank Limited (“UOB”)	December 2025 to February 2026	2.13%-2.21%	None	1,155,457	-
Citi Bank	October 2025 to December 2025 (Repaid in December 2025)	3.40% - 6.14%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	2,684,133	2,738,728
HSBC Bank	August 2025 to February 2026	2.99% - 5.77%	Personal Guarantee by Choo See Wee, the Chairman of the Company. Collateral by fixed deposit in bank	5,377,057	6,015,053
HSBC Bank (1)	May 2030	3.74-4.25%	Personal Guarantee by GCL Global Holdings Ltd. Collateral by fixed deposit in bank	38,776,858	-
HSBC Bank	August 2025 to February 2026	2.15% - 4.18%	$365,589 is Guaranteed by Ban Leong	1,502,439	-
HSBC Loan (2)	March 2025 to February 2027	6.33%	Personal Guarantee by Choo See Wee, the Chairman of the Company.	2,125,000	2,875,000
DBS Bank Ltd	January 2026	2.65%	None	310,006	-
DBS Bank Ltd	May 2027	6.88%	Personal Guarantee by Choo See Wee, the Chairman of the Company, and Tan Jian Hao, the CEO of Titan Digital	67,386	82,810
Total				$51,998,336	$11,921,224
Bank Loans, current				$16,896,727	$10,500,085
Bank Loans, non-current				$35,101,609	$1,421,139

(1)	Acquisition of Ban Leong (see Note 4) was financed through a secured term loan facility with The Hongkong and Shanghai Banking Corporation Limited (“HSBC”) and the Company’s cash on hand. The HSBC term loan facility is secured by all assets of GCL Global SG, has a tenure of five years, bears a floating interest rate ranging from 2.5% to 7.5%, and requires quarterly repayments, with the final installment due in May 2030. In addition, the Company incurred aggregate structuring fees of $593,297, which the Company determined to be debt issuance costs to be recorded as a reduction of the loan balance. These costs are amortized over the term of the loan facility using the effective interest method. As of September 30, 2025, the unamortized debt issuance costs related to the HSBC term loan facility amounted to $550,468.

(2)

From October 2025 to the date of the issuance of these unaudited condensed consolidated financial statements, the Company obtained long term bank loans from HSBC Bank for an aggregate total of approximately $2.7 million to be due starting from February 2027. These bank loans bear interest rates per annum from 2.99% to 5.71%.

The interest expense pertained to above banking facilities for the six months ended September 30, 2025 and 2024 were $722,068 and $295,019 respectively. The weighted-average interest rate pertaining to above-mentioned bank loans, current were 6.9% and 6.6% for the six months ended September 30, 2025 and 2024, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 15 — Other payables and accrued liabilities

	September 30,	March 31,
	2025	2025
	(Unaudited)
Accrued payroll and welfare	$1,418,142	$127,473
Accrued expenses (i)	1,679,486	408,370
Other payables (ii)	4,298,413	1,666,948
Refund liability (iv)	485,304	-
Investment payable (iii)	-	2,500,000
Total accrued expenses and other liabilities	$7,881,345	$4,702,791

(i)	The balance of accrued expenses represented accrued professional fee, lender fee and other miscellaneous fee.

(ii)

The balance of other payables mainly consists of advances from suppliers for support of future programs related to Ban Leong’s operation. In addition, the balance of other payables consist of the deposit received from a third party as co-publisher’s minimum guarantee in game development for game publishing operations. Such balance is recoupable by third parties upon certain minimum sales targets of the games achieved after the game’s launch.

(iii)	The balance of investment payable relates to the Company’s investment in Nekcom, and consists of $2,500,000 in cash consideration, which the Company has paid during the six months ended September 30, 2025.

(iv)	The balance of refund liability primarily represents amounts recognized in connection with the Company’s product return arrangements and reflects the estimated recovery of inventory expected to be returned by customers.

Note 16 — Convertible Notes and Derivative Liabilities

Note Purchase Agreements

From September 30, 2024 to December 2024, the Company, GCL Global, and Epicsoft Asia, entered into convertible note purchase agreements (the “Note Purchase Agreements”) with each of certain accredited investors (the “Transaction Investors”) pursuant to which the Transaction Investors have agreed to pay GCL Global an aggregate of $33,025,000 for certain convertible notes (the “Note”) which shall automatically convertible into GCL Global’s fully paid and nonassessable ordinary shares that would be exchanged for 7,338,887 shares of Merger Consideration Shares (as defined in the Merger Agreement) at $4.50 per share at the closing of the transactions (the “Conversion Date”) contemplated by the Merger Agreement (the “Business Combination”). The number of Merger Consideration Shares is determined based on the Exchange Ratio established in the Merger Agreement. Pursuant to the Note Purchase Agreements, an additional thirty percentage (30%) of the number of Merger Consideration Shares issued to the Transaction Investors (the “Bonus Shares”) will be held in an escrow account for three (3) years from the Conversion Date. At the end of each of the first three anniversary dates of the Conversion Date (each such year, a “Bonus Year”), one-third (1/3) of the Bonus Shares shall be released from the escrow account to either the Transaction Investors or to the Company for cancellation, based on the number of Merger Consideration Shares held by the Transaction Investors at the end of Bonus Year. In the event that the lowest volume-weighted average closing price of the Merger Consideration Shares is less than $4.50 per share for any ten(10) consecutive trading days during the last month prior to the third anniversary day of the Conversion Date, the Transaction Investors will be entitled to receive certain Top-Up Shares (defined in the Note Purchase Agreement) and, under certain limited circumstances, a cash payment, based on the number of Merger Consideration Shares held on the third anniversary date of the Business Combination. The Transaction Investors will be entitled to receive 110% of the outstanding principal balance of the Note in the event that the Business Combination is not consummated on or before March 28, 2025, or if the per share price used to the calculate the Exchange Ratio for the Business Combination is less than $10.00 per share. Epicsoft Asia has agreed to unconditionally guarantee all of the Company’s obligations and performance under $33,250,000 of the Note, including but not limited to the Company’s obligation to pay.

In addition, the issuance costs in connection with these Notes amounted to $1,590,750 and were expensed in full on the issuance date, as the Company elected to account for the convertible notes at fair value under the fair value option.

Upon completion of the Business Combination on February 13, 2025, the aggregate principal amount of the Notes, net of unamortized discount, amounted to $33,025,000 which was converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 shares of the Company’s ordinary shares were issued and held in an escrow account for three years as the Bonus Shares.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The Company evaluated the convertible notes agreement under ASC 470 Debt (“ASC 470”), and ASC 815 Derivatives and Hedging (“ASC 815”). ASC 815 generally requires the analysis embedded terms and features that have characteristics of derivatives to be evaluated for bifurcation and separate accounting in instances where their economic risks and characteristics are not clearly and closely related to the risks of the host contract.

The Company elected to measure the entire convertible note, including all embedded features, at fair value option under ASC 825 on the issuance date, with changes in fair value recognized through earnings until conversion. The fair value of the convertible notes was determined the same as its carrying value at issuance than reevaluated upon conversion by using a scenario-based probability-weighted approach for the conversion and bonus share components and a Monte Carlo simulation model for the top-up share feature. Subsequently, the component of fair value changes relating to the instrument specific credit risk of the convertible note is minimal. Key assumptions included stock price volatility, share price at measurement dates, risk-free rate, and the expected holding period.

Upon the closing of the Business Combination, the convertible notes automatically converted into equity, and the related embedded features were detached and re-evaluated. The bonus share provision was determined to be clearly and closely related to equity and was not bifurcated. However, the Top-Up Shares feature was determined to be derivative liabilities under ASC 815-40, as it is not considered indexed to the Company’s own stock due to variable settlement provisions.

The Top-Up Shares liabilities were measured at fair value on the conversion date and at each subsequent reporting date until settlement, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss. The fair value of the Top-Up Shares liability is determined using unobservable inputs and a Monte Carlo simulation model. Key assumptions include the Company’s stock price volatility, the price floor, the expected holding period, and the risk-free discount rate.

As of February 12, 2025, immediately prior to the conversion upon completion of the Business Combination, the fair value of the convertible notes was allocated to (i) conversion feature of $22,377,734, (ii) bonus share component of $2,685,327, and (iii) top-up share feature of $2,707,836. As of September 30, 2025 and March 31, 2025, the fair value of the top-up share feature was remeasured to $3,050,932 and $3,086,519, respectively. The fair value of the conversion and bonus share components was estimated using a scenario-based probability-weighted approach, while the top-up share feature was valued using a Monte Carlo simulation model based on 10,000 simulated price paths. Valuation assumptions included stock prices of $3.05, $1.95 and $2.51 as of February 12, 2025, March 31, 2025 and September 30, 2025, respectively, a volatility assumption of 60%, risk-free rates of 4.4%, 3.9%, and 3.7% and an expected holding period of three years. The fair value measurement of the Top-Up Shares represents Level 3 inputs under the fair value hierarchy due to the use of unobservable inputs.

Senior Unsecured Notes

Between May 2025 and August 2025, the Company entered into three Securities Purchase Agreements with an investor for the issuance of senior unsecured notes (“Senior Unsecured Notes”) with an aggregate principal amount of $5,430,000. The Company received aggregate net cash proceeds of $4,717,000 from the issuance of the Senior Unsecured Notes. The Senior Unsecured Notes bear interest at 6% per annum, which increases to 18% upon an event of default, and mature three years from their respective issuance dates unless earlier converted, redeemed, or accelerated. Interest is payable monthly in arrears and is generally settled in ordinary shares of the Company, subject to the satisfaction of specified equity conditions, although the Company may elect to pay interest in cash or a combination of cash and shares. Upon maturity, the Company is required to repay all outstanding principal, accrued and unpaid interest, and any applicable charges in cash. The Senior Unsecured Notes are not freely prepayable except under specified circumstances, including optional redemptions, change of control, or events of default.

The Senior Unsecured Notes are convertible at the holder’s option at any time after issuance into the Company’s ordinary shares at a conversion price of $2.16 per share, subject to adjustments. The conversion amount generally equals 110% of the principal converted, plus accrued and unpaid interest and late charges. In addition, the agreements provide the investor with the right to purchase additional notes up to an aggregate principal amount of $40.1 million under similar terms.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

During the six months ended September 30, 2025, an aggregate principal amount of $104,655 of the Company’s convertible notes, together with accrued interest payable of $556 and the derivative liability associated with the conversion feature of $122,670, were converted into 116,021 ordinary shares of the Company.

The Company evaluated the embedded features of the Senior Unsecured Notes in accordance with ASC 470, ASC 815 and ASC 825. Based on this evaluation, the embedded conversion feature is required to be bifurcated from the host debt instrument and accounted for separately as a derivative liability. The conversion feature is not considered clearly and closely related to the debt host and meets the definition of a derivative under ASC 815. In addition, the Senior Unsecured Notes are not otherwise measured at fair value through earnings, and the conversion feature does not qualify for the scope exception for instruments indexed to the Company’s own stock due to variable-priced settlement provisions.

Accordingly, the conversion feature is initially measured at fair value and recorded as a derivative liability, with subsequent changes in fair value recognized in earnings in the period in which they occur. The redemption feature was determined to be clearly and closely related to the debt host and, therefore, does not require separate accounting.

At issuance, the Company allocated the proceeds between the conversion feature derivative liability and the host debt using an allocation approach consistent with the measurement basis of each component. The conversion feature derivative liability was recorded at its fair value, with the residual proceeds attributed to the host debt. The fair value of the conversion feature was determined using a binomial valuation model applied to the convertible notes, with the host debt valued separately using a discounted cash flow model. Key assumptions include the Company’s stock price, expected volatility, conversion price and floor price, contractual term of the notes, and the risk-free interest rate.

As of the issuance date of the Senior Unsecured Notes, the fair value of the conversion feature from the Senior Unsecured Notes amounted to $$2,923,000. As of September 30, 2025, the fair value of the conversion feature was remeasured to $1,590,000 which has classified as derivative liabilities. Valuation assumptions as of the issuance date included stock prices of $2.64 to $3.53, a volatility assumption of 1% to 56.07%, risk-free rates of 3.49 %to 3.94%. Valuation assumptions as September 30, 2025 included stock prices of $2.51, a volatility assumption of 56.08%, risk-free rates of 3.61%. The fair value measurement of the conversion feature represents Level 3 inputs under the fair value hierarchy due to the use of unobservable inputs.

Debt discount and issuance costs were allocated between the derivative liability and the host debt on a relative fair value basis, with the portion attributable to the derivative liability expensed as incurred and the portion attributable to the host debt recorded as a reduction of the carrying amount of the debt and amortized to interest expense over the term of the Senior Unsecured Notes using the effective interest method.

The Company has convertible notes, net of unamortized discounts as follows:

	Face value of convertible notes payable	Unamortized debt discounts	Convertible notes payable, net of unamortized discounts
Issuance of convertible notes	$5,430,000	$(333,757)	$5,096,243
Fair value allocation of conversion feature	(2,923,000)	-	(2,923,000)
Amortization of debt discounts	-	33,057	33,057
Conversion	(104,655)	27,650	(77,005)
September 30, 2025 balance (Unaudited)	$2,402,345	$(273,050)	$2,129,295

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 17 — Deferred investment consideration payable

	September 30,	March 31,
	2025	2025
	(Unaudited)
Deferred investment consideration payable	$7,500,000	$7,500,000

The balance of contingent investment consideration payable relates to the Company’s investment in Nekcom of $7,500,000 in share consideration, for which the corresponding ordinary shares have been issued and placed in escrow. These shares will not be released until the Full Recoupment Date (see Note 6). As the Company expects the Full Recoupment Date to occur more than twelve months after September 30, 2025, the investment payable related to the $7,500,000 share consideration has been classified as non-current.

Note 18 — Related party balances and transactions

Related party balances

Amount due from related parties

Name of related party	Relationship	Nature	As of September 30, 2025	As of March 31, 2025
			(Unaudited)
Epicsoft Ventures Ltd	Common shareholders	Reimbursement of business expenses	$-	$426
SEGA Corporation	Shareholder of the Company	Recoupable advertising fee receivable	-	377,904
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Director loan, interest free, no maturity date	254	8,873
Jianhao Tan Brand Ventures Pte Ltd	Jianhao Tan, the shareholder of JHTB Venture, the CEO of Titan Digital	Expenses paid on behalf	-	5,131
Total			$254	$392,334

Prepayment, a related party

Name of related party	Relationship	Nature	As of September 30, 2025	As of March 31, 2025
			(Unaudited)
Nekcom Inc	Equity securities investee	Prepayment for a recoupable minimum sales guarantee, Five (5) years following the First Commercial Release Date	$5,000,000	$3,000,000

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Accounts payable, a related party

Name of related party	Relationship	Nature	As of September 30, 2025	As of March 31, 2025
			(Unaudited)
SEGA Corporation	Shareholder of the Company	Purchase	$3,958,410	$4,567,337

Amount due to related parties

Name of related party	Relationship	Nature	As of September 30, 2025	As of March 31, 2025
			(Unaudited)
Choo See Wee (“Jacky”)	Chairman of the Company	Loan from Director, interest fee and repayable on demand	$12,292	$12,293
Tan Jian Hao	Shareholder of the Company	Loan from Director, interest fee and repayable on demand	124,038	56,127
Joseph Thomas Van Heeswijk	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	7,509	197,885
Shaun Amah Goz	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	6,499	197,885
Wong Wan Ping Mario	Minority Shareholder of 2Game	Consideration payable for 10% controlling interest in 2Game	-	197,885
Debbie Soon	Director of Starry Jewelry	Expenses paid on behalf	-	743
Mr. Shaun	Director of 2 Game Dubai	Expenses paid on behalf	40,121	20,520
Total			$190,459	$683,338

Related parties’ transactions

Revenue from a related party

Name of Related Party	Relationship	For the Six Months Ended September 30, 2025	For the Six Months Ended September 30, 2024
		(Unaudited)	(Unaudited)
SEGA Corporation	Shareholder of the Company	$214	$675

Cost of revenue from related parties

Name of related party	Relationship	Nature	For the Six Months Ended September 30, 2025	For the Six Months Ended September 30, 2024
			(Unaudited)	(Unaudited)
SEGA Corporation	Shareholder of the Company	Purchase of console game	$5,318,374	$7,154,918
Jianhao Tan	CEO of Titan Digital	Content creation for social media advertising	760	153,902
Total			$5,319,134	$7,308,820

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 19 — Shareholders’ equity

Ordinary shares

GCL Global was established under the laws of Cayman Islands on September 8, 2023, and authorized to issue 150,000,000 shares with a par value of $$0.0001. On February 13, 2024, the Company completed its Reorganization under GCL Global with a sequential two-step transaction (see Note 1). On February 13, 2025, the Company completed its reverse recapitalization under Pubco through consummating the Business Combination contemplated by the Merger Agreement (See Note 3). All of the outstanding ordinary shares is presented on the basis as if the reverse recapitalization under Pubco became effective as of the beginning of the first period presented on April 1, 2022. The shares and corresponding capital amounts and all per share data related to GCL Global’s outstanding ordinary shares prior to the Reverse Recapitalization in the accompanying unaudited condensed consolidated financial statements have been retroactively adjusted using the Exchange Ratio of 1 for 4.0536.

Private Placement

On September 3, 2025, the Company issued 625,000 ordinary shares in connection with a private placement pursuant to a subscription agreement entered into with an accredited investor. Under the subscription agreement, the investor subscribed for the ordinary shares at a purchase price of $4.00 per share for a total consideration of $2,500,000.

Settlement of Mezzanine Equity

On February 13, 2025, 217,724 ordinary shares were reclassified from mezzanine equity to permanent equity in connection with the settlement of the Tranche 1 share consideration related to the acquisition of Martiangear

Settlement of Contingent Consideration from 2Game Acquisition

At the closing of the Business Combination, the Company collectively issued an additional 1,059,628 ordinary shares to the minority shareholders of 2Game to settle tranche 2 of the contingent consideration in connection with the 2Game acquisition. (See Note 4).

Conversion of convertible notes

On February 13, 2025, convertible notes issued under the Note Purchase Agreements with an aggregate principal amount of $33,025,000 were converted into 7,338,887 ordinary shares of the Company. In addition, 2,201,665 ordinary shares of the Company were issued and placed into an escrow account for three years as bonus shares (see Note 16).

During the six months ended September 30, 2025, an aggregate principal amount of $104,655 of the Company’s convertible notes, together with the derivative liability associated with the conversion feature of $122,670 and accrued interest payable of $556 were converted into 116,021 ordinary shares of the Company (see Note 16).

Stock based compensation

-	Consultancy Agreements

On November 8, 2022, the Company entered into two separate SPAC listing consultancy agreements (collectively, the “Consultancy Agreements”) with two third-party consultants (the “Consultants”) to assist in facilitating the Business Combination. Pursuant to the Consultancy Agreements, the Company agreed to compensate the Consultants an aggregate amount of $20,000,000, payable, at the sole discretion of the Company, in either cash or equity upon the closing of the Business Combination. On February 13, 2025, upon the closing of the Business Combination, the Company elected to settle the obligation by issuing an aggregate of 2,000,000 ordinary shares to the Consultants.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Because the services provided by the Consultants were directly related to the Business Combination and contingent upon its successful closing, the Company determined that the associated stock-based compensation should be accounted for as a direct and incremental cost of the transaction. Accordingly, the fair value of the shares issued was recorded as a reduction to additional paid-in capital in accordance with ASC 340-10-S99-1, “Expenses of Offering.”

-	Marketing Services Agreement

On April 28, 2025, the Company entered into a marketing services agreement with Outside The Box Capital Inc.(“Marketing Consultant”) to provide investor awareness and marketing support services for a six-month period ending October 28, 2025. The services included strategic planning, distribution of Company-approved messaging across various digital and social media platforms, and content creation to enhance investor engagement, and expressly exclude investor solicitation, securities transactions, or broker-dealer activities. In consideration for the services, the Company agreed to pay cash compensation of $50,000 and issued ordinary shares with a value of $100,000, with the number of shares determined based on the volume-weighted average price of the Company’s ordinary shares over the ten trading days immediately preceding the date of the agreement. On June 26, 2025, the Company issued 41,853 ordinary shares to the Marketing Consultant in satisfaction of the equity portion of the consideration.

Reverse Recapitalization

On February 13, 2025, upon the consummation of the Business Combination, the Company issued an aggregate total of 6,276,394 ordinary shares to RFAC Sponsor, RFAC public shareholders, Early Bird Capital and certain investors designated by RFAC Sponsor.

The following table presents the number of the Company’s ordinary shares issued upon the Reverse Recapitalization:

Ordinary Share
RFAC’s ordinary shares outstanding prior to Reverse Recapitalization	3,126,396
Ordinary shares issued at the Closing as an incentive to certain investors designated by RFAC Sponsor in connection with Transaction Financing	2,000,000
Conversion of RFAC rights	1,149,998
Total shares issued upon the Reverse Recapitalization	6,276,394

Recognition of non-controlling interests from acquisition of subsidiaries

-	Noncontrolling interest in Martiangear

On December 12, 2024, Titan Digital sold its entire equity interest in Martiangear to GCL Global SG for total consideration of SGD10. As a result, the Company increased its equity interest in Martiangear to 100% and derecognized $44,134 of non-controlling interest, while the same amount was recorded as a decrease to additional paid-in capital.

-	Noncontrolling interest in 2Game

On March 19, 2025, GCL Global SG acquired an additional 10% equity interest in 2Game for total cash consideration of $1,200,000. As a result, GCL Global SG increased its ownership interest in 2Game from 51% to 61%, and $782,828 of non-controlling interest was derecognized. The difference of $148,013 was recorded as a decrease to additional paid-in capital. In addition, the Company recognized a derivative asset related to a contractual buy-back option and obligation (“Buy-Back Feature”) embedded in the agreement. Under the terms of the agreement, the Company has the sole discretion to exercise the buy-back option or may enforce a buy-back obligation requiring the minority shareholders of 2Game to repurchase the acquired shares at a specified premium if certain financial targets are not met within the twelve months ended March 31, 2026. In accordance with ASC 815-40 “Derivatives and Hedging,” the Company determined that the Buy-Back Feature met the definition of a derivative, and therefore need to bifurcate and separately accounted for. As a result, the Buy-Back feature is recognized as a derivative asset, measured initially and subsequently at fair value, with changes in fair value recognized in the unaudited condensed consolidated statements of operations and comprehensive loss in each reporting period until the obligation is settled or expires.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The valuation of fair value of the Buy-Back Feature was performed using a weighted average probability scenario analysis, incorporating two mutually exclusive outcomes: (i) if the performance targets are not met, the fair value was calculated using a forward pricing model; and (ii) if the performance targets are met, the fair value was estimated using the Black-Scholes option pricing model. A probability of 50% was assigned to each scenario.

As of September 30, 2025, the fair value of the Buy-Back Feature was determined to be $170,000. Key assumptions included a risk-free rate of 3.5% to 3.85%, 0.5 year to 1.5 year time to expiration, and a volatility estimate of approximately 57%. As of March 31, 2025, the fair value of the Buy-Back Feature was determined to be $269,119. Key assumptions included a risk-free rate of 4.11%, a one-year time to expiration, and a volatility estimate of approximately 58%. Since the closing date of the transaction (March 19, 2025) is near the valuation date (March 31, 2025), the fair value at initial recognition and at period-end were deemed to be similar, and therefore, no change in fair value was recorded. The resulting valuation reflects Level 3 inputs under the fair value hierarchy due to the use of significant unobservable assumptions.

All adjustments to additional paid-in capital were made in accordance with ASC 810-10-45-23, “Change in a parent’s ownership interest in a subsidiary,” as there was no change in control.

-	Noncontrolling interest in Ban Leong

Subsequent to the acquisition date of the Ban Leong acquisition, the remaining portion of the total offer consideration was utilized to acquire the remaining equity interests in Ban Leong as additional acceptances were received, for an aggregate cash consideration of $24,806,735. (See Note 4)

Public and Private Placement Warrant (“Warrant”)

In connection with the reverse recapitalization, the Company assumed 16,500,000 Warrants outstanding from RFAC, consisting of 11,500,000 Public Warrants and 5,000,000 Private Placement Warrants. Both the Public Warrants and Private Placement Warrants met the criteria for equity classification. As the fair value of the Warrants increased upon replacement in connection with the Business Combination, the Company recognized $12,014 as a deemed dividend paid to the warrant holders.

Warrants may only be exercised for a whole number of shares at an exercise price of $11.50 per share. No fractional warrants will be issued upon separation of the Units and only whole warrants will trade. The Warrants will become exercisable 30 days after the consummation of a Business Combination. The Warrants will expire five years from the consummation of a Business Combination or earlier upon redemption or liquidation.

Once the warrants become exercisable, the Company may redeem the Warrants:

●	in whole and not in part;

●	at a price of $0.01 per warrant;

●	at any time after the warrants become exercisable;

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

●	upon not less than 30 days’ prior written notice of redemption to each warrant holder;

●	if, and only if, the reported last sale price of the ordinary shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, and recapitalizations) for any 20 trading days within a 30-trading day period commencing at any time after the warrants become exercisable and ending on the third trading day prior to the notice of redemption to warrant holders; and

●	if, and only if, there is a current registration statement in effect with respect to the Ordinary shares underlying such warrants.

If the Company calls the Public Warrants for redemption, management will have the option to require all holders that wish to exercise the Public Warrants to do so on a “cashless basis,” as described in the warrant agreement. The exercise price and number of shares of Ordinary share issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, or recapitalization, reorganization, merger or consolidation. However, except as described below, the warrants will not be adjusted for issuance of Ordinary share at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination within the Combination Period and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company’s assets held outside of the Trust Account with the respect to such warrants. Accordingly, the warrants may expire worthless.

In addition, if (x) the Company issues additional shares of Ordinary share or equity-linked securities, for capital raising purposes in connection with the closing of a Business Combination at an issue price or effective issue price of less than $9.20 per share of Ordinary share (with such issue price or effective issue price to be determined in good faith by the Company’s board of directors, and, in the case of any such issuance to the Sponsor, our initial stockholders or such affiliates, without taking into account any founder shares held by the Sponsor, initial stockholders or such affiliates, as applicable, prior to such issuance) (the “Newly Issued Price”), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for the funding of a Business Combination on the date of the completion of a Business Combination (net of redemptions), and (z) the volume weighted average trading price of the Company’s Ordinary share during the 20 trading day period starting on the trading day after the day on which the Company completes a Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price of the warrants will be adjusted (to the nearest cent) to be equal to 115% of the greater of the Market Value or the Newly Issued Price, and the $18.00 per share redemption trigger price will be adjusted (to the nearest cent) to be equal to 180% of the greater of the Market Value or the Newly Issued Price.

The summary of warrants activity is as follows:

	Warrants Outstanding	Ordinary Shares Issuable	Weighted Average Exercise Price		Average Remaining Contractual Life
March 31, 2024	-	-		$-	-
Granted	16,500,000	16,500,000		$11.50	5.00
Forfeited	-	-		$-	-
Exercised	-	-		$-	-
March 31, 2025	16,500,000	16,500,000		$11.50	4.87
Granted	-	-	$
Forfeited	-	-		$-	-
Exercised	-	-		$-	-
September 30, 2025 (Unaudited)	16,500,000	16,500,000		$11.50	4.37

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 20 — Income tax

Cayman Islands

GCL Global is incorporated in Cayman Islands and is not subject to tax on income or capital gains under current Cayman Island law. Additionally, upon payments of dividends to the shareholders, no Cayman Islands withholding tax will be imposed.

British Virgin Islands

GCL BVI is incorporated in British Virgin Islands and are not subject to tax on income or capital gains under current British Virgin Island law. Additionally, upon payments of dividends to the shareholders, no British Island withholding tax will be imposed.

Singapore

The Company’s subsidiaries incorporated in Singapore, are subject to Singapore Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Singapore tax laws. The applicable corporate income tax rate is 17% in Singapore, with 75% of the first $7,474 (SGD 10,000) taxable income and 50% of the next $142,001 (SGD 190,000) taxable income are exempted from income tax.

Hong Kong

The Company’s subsidiaries incorporated in Hong Kong, are subject to Hong Kong Profits Tax on the taxable income as reported in its statutory financial statements adjusted in accordance with relevant Hong Kong tax laws. Under the two-tiered profits tax rates regime, the first 2,000,000 Hong Kong Dollar (“HKD”) of profits of the qualifying group entity will be taxed at 8.25%, and profits above HKD2,000,000 will be taxed at 16.5%.

Malaysia

The Company’s subsidiary incorporated in Malaysia is governed by the income tax laws of Malaysia and the income tax provision in respect of operations in Malaysia is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. Under the Income Tax Act of Malaysia, enterprises that incorporated in Malaysia are usually subject to a unified 24% enterprise income tax rate while preferential tax rates, tax holidays and even tax exemption may be granted on case-by-case basis.

Brazil

The Company’s subsidiary incorporated in Brazil is subject to Brazilian Corporate Income Tax (“IRPJ”). The IRPJ levied at a base rate of 15%, with an additional surtax of 10% applied to taxable income exceeding BRL 240,000 annually, resulting in an effective corporate income tax rate of up to 25%.

United Kingdom

The Company’s subsidiary incorporated in the United Kingdom is subject to UK Corporation Tax on taxable profits in accordance with UK tax legislation. The applicable statutory corporate income tax rate was 25% for the six months ended September 30, 2025 and for the year ended March 31, 2025.

People’s Republic of China (“PRC”)

The Company’s subsidiaries incorporated in the PRC are subject to PRC Enterprise Income Tax at a unified tax rate of 25% on their taxable income, as determined in accordance with relevant PRC tax laws and regulations. Preferential tax rates or exemptions may be available to certain qualified entities, subject to approval by local tax authorities.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Dubai (United Arab Emirates)

The Company’s subsidiary incorporated in Dubai is governed by the corporate tax regime established under UAE Federal Decree-Law No. 47 of 2022 on the Taxation of Corporations and Businesses. Effective from June 1, 2023, the UAE implemented a corporate tax regime at a standard rate of 9% on taxable income exceeding AED 375,000. Income up to this threshold is exempt from corporate tax.

Thailand

The Company’s subsidiary incorporated in Thailand is governed by the income tax laws of Thailand and the income tax provision in respect of operations in Thailand is calculated at the applicable tax rates on the taxable income for the periods based on existing legislation, interpretations and practices in respect thereof. The applicable corporate income tax rate is 20% in Thailand.

Japan

The Company’s subsidiary incorporated in Japan is governed by the income tax laws of Japan, and the income tax provision related to operations in Japan is calculated at the applicable statutory tax rates on taxable income for the periods based on existing legislation, interpretations, and practices. The statutory corporate income tax rate in Japan is 23.2%, with additional local taxes, including enterprise tax and inhabitants’ tax, resulting in a higher effective tax rate that may vary depending on the level of taxable income and applicable local tax rates.

United States

The Company’s subsidiary incorporated in the United States is subject to U.S. federal corporate income tax at a statutory rate of 21% on its taxable income, in accordance with the Internal Revenue Code. Additionally, the subsidiary may also be subject to state and local income taxes, which vary by jurisdiction.

Income tax benefit for the six months ended September 30, 2025 and 2024 amounted to $221,072 and $10,444, respectively.

Significant components of the provision for income taxes are as follows:

	For the Six Months Ended September 30, 2025	For the Six Months Ended September 30, 2024
	(Unaudited)	(Unaudited)
Current	$252,879	$349,028
Deferred	(473,951)	(359,472)
Income taxes benefit	$(221,072)	$(10,444)

Loss before income tax by jurisdiction are as following:

	For the Six Months Ended September 30, 2025	For the Six Months Ended September 30, 2024
	(Unaudited)	(Unaudited)
Singapore	$(3,419,183)	$(242,461)
Hong Kong	103,193	176,328
Malaysia and others	(2,457,240)	(746,753)
Total loss before income tax	$(5,773,230)	$(812,886)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following table sets forth the significant components of the aggregate deferred tax assets and liabilities of the Company as of:

	September 30, 2025	March 31, 2025
	(Unaudited)
Deferred Tax Assets
Net operating loss carryforwards	$1,374,685	$838,875
Allowance for credit loss	146,448	65,177
Lease liabilities	469,475	448,276
Inventory write-off	49,476	41,307
Less: valuation allowance	(389,404)	(199,508)
Deferred tax assets, net	$1,650,680	$1,194,127

Deferred tax liabilities:
Right of use assets	$489,963	$468,476
Amortization of intangible assets	1,188,204	374,591
Deferred tax liabilities	$1,678,167	$843,067
Deferred tax (liabilities) assets, net	$(27,487)	$351,060

As of September 30, 2025, the Company’s net operating losses carry forward from all subsidiaries amounted to $6,702,785. The net operating losses from the Singapore subsidiaries can be carried forward indefinitely in Singapore. The Company believes it is not more likely than not that Martiangear, BLC China, RFAC, 2Game Dubai 2Game Brazil, 4Divinity UK, 4Divinity JP, and Ban Leong Thailand will be able to fully utilize their deferred tax assets associated with net operating loss carryforwards given their history of recurring losses and ongoing uncertainty regarding future profitability. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $389,404 related to Martiangear, BLC China, RFAC, 2Game Dubai, 2Game Brazil, 4Divinity UK, 4Divinity JP, and Ban Leong Thailand as of September 30, 2025.

As of March 31, 2025, the Company’s net operating losses carry forward from GCL Global SG, Titan Digital, Starry, Martiangear, 2Game Brazil, 2 Game Dubai, RFAC, and Epicsoft Malaysia combined amounted to $5,075,982. The net operating losses from GCL Global SG and Martiangear can be carried forward indefinitely in Singapore. The Company believes it is not more likely than not that Martiangear RFAC, 2Game Dubai and 2Game Brazil will be able to fully utilize their deferred tax assets associated with net operating loss carryforwards given their history of recurring losses and ongoing uncertainty regarding future profitability. As a result, the Company provided a 100% allowance on deferred tax assets on net operating losses of $199,508 related to Martiangear, RFAC, 2Game Dubai, and 2Game Brazil as of March 31, 2025.

The movements of the valuation allowance are as follows:

Balance as of March 31, 2024	$7,916
Allowance made during the year	195,252
Foreign exchange difference	(3,660)
Balance as of March 31, 2025	199,508
Allowance made during the period	182,371
Foreign exchange difference	7,525
Balance as of September 30, 2025 (Unaudited)	$389,404

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Movement in deferred tax (liabilities) assets, net are as following:

Balance at March 31, 2024	$115,460
Recognized in profit or loss	233,848
Foreign exchange differences reserve	1,752
Balance at March 31, 2025	351,060
Recognized in Ban Leong acquisition	(879,616)
Recognized in profit or loss	473,951
Foreign exchange differences reserve	27,118
Balance at September 30, 2025 (Unaudited)	$(27,487)

Uncertain tax positions

The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measures the unrecognized benefits associated with the tax positions. As of September 30, 2025 and March 31, 2025, the Company did not have any significant unrecognized uncertain tax positions.

Taxes payable consist of the following:

	September 30, 2025	March 31, 2025
	(Unaudited)
GST taxes payable	$14,453	$21,707
Income taxes payable	1,460,549	1,395,466
Totals	$1,475,002	$1,417,173

Note 21 — Concentration of Credit risk

(1)   Major customers

For the six months ended September 30, 2025, one customer C accounted for approximately 13% of the Company’s total revenue. For the six months ended September 30, 2024, customers A, C, and F are accounted for approximately 18%, 15%, and 18% of the Company’s total revenue, respectively.

As of September 30, 2025, four customers A, B, H and C from the Company’s distribution of console game segment and game publishing segment accounted for approximately 34%, 17%, 17% and 12% of the total balance of accounts receivable, respectively. As of March 31, 2025, customers A, B, E and C from the Company’s distribution of console game segment and game publishing segment accounted for approximately 31%, 17%, 17% and 12% of the total balance of accounts receivable, respectively.

(2)   Major vendors

For the six months ended September 30, 2025, one vendor a accounted for approximately 24% of the Company’s total cost of goods sold. For the six months ended September 30, 2024, three vendors a, b and e accounted for approximately 45%, 16% and 16% of the Company’s total cost of goods sold, respectively.

As of September 30, 2025, two vendors e and a accounted for approximately 14% and 13% of the Company’s total balance of accounts payable, respectively. As of March 31, 2025, vendors h, a, and e accounted for approximately 46%, 16% and 16% of the Company’s total balance of accounts payable, respectively.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(3)   Credit risk

Financial instruments that are potentially subject to significant concentrations of credit risk consist primarily of cash. The Singapore Deposit Insurance Corporation Limited (SDIC) insures deposits in a Deposit Insurance (DI) Scheme member bank or finance company up to approximately $58,126 (SGD 75,000) per account. As of September 30, 2025 and March 31, 2025, the Company had cash balance of $12,496,987 and $17,323,837, respectively, maintained at DI Scheme banks in Singapore, of which $11,389,566 and $16,379,947 were subject to credit risk, respectively. The Hong Kong Deposit Protection Board pays compensation up to a limit of $102,816 (HKD 800,000) if the bank with which an individual/a Company holds its eligible deposit fails. As of September 30, 2025 and March 31, 2025, cash balance of $362,604 and $427,289, respectively, was maintained at financial institutions in Hong Kong, of which $175,099 and $218,660 were subject to credit risk, respectively. The Malaysia deposit insurance corporation (PIDM) standard insurance amount is up to $59,439 (MYR 250,000) per depositor per insured bank. As of September 30, 2025 and March 31, 2025, the Company had cash balance of $1,341,525 and $110,745, respectively, maintained at banks in Malaysia, of which $1,116,677 and $50,485 were subject to credit risk, respectively. The Brazilian Deposit Insurance System (FGC) provides deposit insurance coverage of up to $46,932 (BRL 250,000) per depositor per financial institution. As of September 30, 2025 and March 31, 2025, the Company had cash balances of $421 and $7,526 maintained in Brazilian financial institutions, respectively, none of which was subject to credit risk. The China’s Deposit Insurance Fund (DIF) provides deposit insurance coverage of up to $70,235 (RMB 500,000) per depositor per financial institution. As of September 30, 2025 and March 31, 2025, the Company had cash balances of $177,767 and $377,982 maintained in China’s financial institutions, respectively, of which $107,532 and $309,048 were subject to credit risk, respectively. The Japan Deposit Insurance Corporation of Japan (DICJ) provides deposit insurance coverage of up to $67,581 (JYP 10,000,000) per depositor per financial institution. As of September 30, 2025 and March 31, 2025, the Company had cash balance of $5,939 and nil maintained in Japan’s financial institutions, respectively, none of which was subject to credit risk. The Thailand Deposit Protection Agency (DPA) provides deposit insurance coverage of up to $30,798 (THD 1,000,000) per depositor per financial institution. As of September 30, 2025 and March 31, 2025, the Company had cash balance of $2,256,529 and nil maintained in Thailand’s financial institutions, respectively, of which $2,158,379 and nil were subject to credit risk, respectively. The Dubai Deposit Guarantee Scheme (DGS) provides deposit insurance coverage of up to $136,129 (AED 500,000) per depositor per financial institution. As of September 30, 2025 and March 31, 2025, the Company had cash balance of $845 and nil maintained in Dubai’s financial institutions, respectively, of which $845 and nil were subject to credit risk, respectively.

While management believes that these financial institutions are of high credit quality, it also continually monitors their credit worthiness.

The Company is also exposed to risk from accounts receivable and other receivables. These assets are subjected to credit evaluations. An allowance has been made for estimated unrecoverable amounts which have been determined by reference to past default experience and the current economic environment.

Note 22 — Leases

As of September 30, 2025 and March 31, 2025, the Company has engaged in multiple offices and warehouse leases which were classified as operating leases. In addition, the Company engaged in a few automobiles’ leases under finance lease agreements.

The Company occupies various offices under operating lease agreements with a term shorter than twelve months which it elected not to recognize lease assets and lease liabilities under ASC 842. Instead, the Company recognized the lease payments in profit or loss on a straight-line basis over the lease term and variable lease payments in the period in which the obligation for those payments is incurred.

The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The Company recognized lease expense on a straight-line basis over the lease term for operating lease. Meanwhile, the Company recognized the finance leases ROU assets and interest on an amortized cost basis.

The amortization of finance ROU assets is recognized on straight-line basis as amortization expense, while the lease liability is increased to reflect interest on the liability and decreased to reflect the lease payments made during the period.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Operating and finance lease expenses consist of the following:

		For the Six Months Ended September 30,
	Classification	2025	2024
		(Unaudited)	(Unaudited)
Operating lease cost
Lease expenses	General and administrative	757,094	478,663
Finance lease cost
Amortization of leased asset	General and administrative	51,035	56,246
Interest on lease liabilities	Interest expenses on finance leases	4,196	6,137
Total lease expenses		$812,325	$541,046

Weighted-average remaining term and discount rate related to leases were as follows:

	As of September 30, 2025	As of March 31, 2025
	(Unaudited)
Weighted-average remaining term
Operating lease	2.6 years	1.1 years
Finance leases	3.2 years	3.5 years
Weighted-average discount rate
Operating lease	5.6%	4.7%
Finance leases	4.6%	4.6%

The following table sets forth the Company’s minimum lease payments in future periods:

	Operating	Finance
	lease	lease
	payments	payments	Total
Twelve months ending September 30, 2026	$1,768,747	$121,469	$1,890,216
Twelve months ending September 30, 2027	1,219,349	49,980	1,269,329
Twelve months ending September 30, 2028	661,278	20,816	682,094
Twelve months ending September 30, 2029	295,686	-	295,686
Twelve months ending September 30, 2030	-	-	-
Total lease payments	3,945,060	192,265	4,137,325
Less: discount	(189,572)	(6,870)	(196,442)
Present value of lease liabilities	$3,755,488	$185,395	$3,940,883
Present value of lease liabilities, current	$2,036,722	$71,222	$2,107,944
Present value of lease liabilities, non-current	$1,718,766	$114,173	$1,832,939

Note 23 — Commitments and contingencies

Contingencies

Legal

From time to time, the Company is party to certain legal proceedings, as well as certain asserted and un-asserted claims. Amounts accrued, as well as the total amount of reasonably possible losses with respect to such matters, individually and in the aggregate, are not deemed to be material to the unaudited condensed consolidated financial statements.

Commitment

On December 18, 2024, the Company, through its subsidiary 4Divinity SG, entered into a Publishing Agreement with NEKCOM Private Limited and its PRC affiliate (collectively, “NEKCOM”), pursuant to which 4Divinity SG was appointed as the global publisher and distributor of the video game SHOWA American Story (the “Licensed Game”) for all platforms and territories, excluding certain regions previously licensed to other parties. Under the terms of the agreement, 4Divinity SG committed to a fully recoupable minimum sales guarantee of $5,000,000, payable in tranches as defined in the agreement. In addition, 4Divinity SG agreed to furnish a non-recoupable marketing budget of $5,000,000, which will be used to support global marketing efforts for the Licensed Game. As of September 30, 2025, the Company had paid $5,000,000 of the minimum sales guarantee (See Note 18).

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

In connection with that certain Facility Letter dated as of October 1, 2024, as supplemented by the Supplemental Letter dated as of March 12, 2025 and July 7, 2025 between the Company and Oversea-Chinese Banking Corporation Limited (“OCBC”) for a financing of up to SGD5,000,000 (the “Facility Agreement”), the Company has issued to OCBC a warrant (the “OCBC Warrant”) to purchase up to 899,281 ordinary shares of the Company (the “Warrant Shares”) at an exercise price of US$4.17 per share (the “Exercise Price”) to meet one of the conditions precedent for the Borrower to draw down funds under the Facility Agreement. The aggregate Exercise Price payable for the total number of Warrant Shares purchasable under the Warrant shall be US$3,750,000, and shall first be used to repay all principal, interest and other amounts outstanding under the Facility Agreement with the remainder, if any, for the Borrower’s working capital. On July 29, 2025, the Company and OCBC entered into Amendment No. 1 to the Warrant (the “Amendment”) to clarify their commercial understanding that none of the terms of the Warrant shall have any legal effect on the Borrower and/or the Company unless and until the entire SGD 5,000,000 has been disbursed to the Borrower by OCBC under the Facility Agreement; and that OCBC will have no claims for penalties, damages and legal remedies of any kind against either the Company or the Borrower for non-performance of any obligations under the Warrant. The Amendment also provides that, among other things, until the full amount of SGD5,000,000 is disbursed by OCBC to the Borrower pursuant to the Facility Agreement, (i) the Warrant shall not be capable of exercise of any kind, and shall remain un-exercisable; and (ii) OCBC will have no rights to Piggyback Registration (as defined in the Warrant). Under the Amendment, the Company will have six months from the date the full amount of SGD5,000,000 is disbursed to file a registration statement for the public resale of all of the Warrant Shares (as defined in the Warrant). As of the date of issuance of the unaudited condensed consolidated financial statements, no fund has been disbursed under the Facility Agreement.

Note 24 —Loss per share

For the purpose of calculating loss per share, the number of shares used in the calculation reflects the outstanding shares of the Company as if the reverse recapitalization as described in Note 3 took place at the beginning of the earliest period presented.

	For the Six Months Ended September 30,
	2025	2024

Loss per share – basic and diluted:
Numerator:
Net loss attributable to the Company’s shareholders	$(5,098,857)	$(512,287)
Denominator:
Weighted average number of ordinary shares outstanding	122,069,309	105,054,995

Loss per ordinary share – basic and diluted	$(0.04)	$(0.00)

The following ordinary shares equivalents were excluded from the computation to eliminate any antidilutive effect:

	For the Six Months Ended	For the Six Months Ended
	September 30, 2025	September 30, 2025
	(Unaudited)	(Unaudited)
Warrant (1)	16,500,000	-
Ordinary shares placed in escrow (2)	4,328,394	-

(1)	For the six months ended September 30, 2025 and 2024, the Company had the 16,500,000, and 0 warrants, respectively, outstanding which were not included in the calculation of diluted net (income) loss per ordinary share because inclusion thereof would be anti-dilutive

(2)	For the six months ended September 30, 2025 and 2024, the Company had 4,328,394, and 0 ordinary shares, respectively, held in escrow. The Company has determined that these shares are non-participating securities in accordance with ASC 260, as they are not entitled to dividends or other rights until certain milestones are met. As such, these shares are excluded from the calculation of basic and diluted earnings (loss) per share for the respective periods.

Note 25 — Segment information

The Company presents segment information after elimination of inter-Company transactions. In general, revenue, cost of revenue and operating expenses are directly attributable, or are allocated, to each segment. The Company allocates costs and expenses that are not directly attributable to a specific segment, such as those that support infrastructure across different segments, to different segments mainly on the basis of usage, revenue or headcount, depending on the nature of the relevant costs and expenses. The Company’s Chief Executive Officer, who serves as the Chief Operating Decision Maker (“CODM”), does not evaluate the performance of segments using asset information. As such, the Company does not allocate assets to its reportable segments.

By assessing the qualitative and quantitative criteria established by Accounting Standards Codification (“ASC”) 280, “Segment Reporting”, the Company considers itself to have three reportable segments which comprise of console game, game publishing, and media advertising service. The segments are organized based on type of products for sale or service offered.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

The following tables present the summary of each segment’s revenue, interest expense, depreciation and amortization, income or loss from operations, loss before income taxes, net income and capital expenditure which are considered as a segment operating performance measure, for the six months ended September 30, 2025 and 2024:

The segment disclosure is as follows:

	For the Six Months Ended September 30, 2025 (Unaudited)
	Console game, hardware, computer accessories and Other multi- media products	Game Publishing	Advertising Service	Other	Total
Revenues	$95,762,642	$2,001,901	$554,123	$478,999	$98,797,665
Revenues, a related party	214	-	-	-	214
	95,762,856	2,001,901	554,123	478,999	98,797,879
Reconciliation of revenue
Elimination of intersegment revenues					(74,758)
Total consolidated revenues					$98,723,121

Less:
Cost of revenues	80,845,248	1,282,544	417,952	105,415	$82,651,159
Cost of revenues, related parties	5,318,374	-	760	-	5,319,134
	86,163,622	1,282,544	418,712	105,415	87,970,293
Reconciliation of cost of revenue
Elimination of intersegment cost of revenues					(86,426)
Total consolidated cost of revenues					$87,883,867

Segment gross profits	9,599,234	719,357	135,411	373,584	$10,827,586

Less:
Advertising and marketing expenses	1,198,029	835,093	173,942	11,964
Amortization and depreciation	821,012	597	7,766	3,783
Provision for credit loss	158,147	35,333	19,937	-
Other operating expenses*	1,694,931	77,826	43,472	167,225
Professional fee	1,604,819	312,860	5,115	2,407
R&D Expense	15,517	-	-	-
Rent	570,062	-	102,891	11,897
Salary expenses	4,977,793	812,737	323,348	115,682
Other income (expense), net	(897,763)	815	(2,698)	4,489
Interest expenses	902,100	82,544	2,693	-
Segment (loss) profit	(1,445,413)	(1,438,448)	(541,055)	56,137	$(3,368,779)

Reconciliation of profit or loss
Less: Unallocated amounts
Advertising and marketing expenses					180,025
Amortization and depreciation					6,987
Other operating expenses					328,010
Professional fee					2,496,230
Rent					97,343
Salary expenses					252,205
Other (income) expense, net					(344,783)
Interest expenses					531,858
Change in fair value of investment in convertible notes					82,796
Change in fair value of derivative asset and liabilities					(1,135,647)
Change in fair value of contingent consideration for acquisition					(78,906)
Elimination of intersegment profit					(11,668)
Loss before income taxes					$(5,773,230)

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

	For the Six Months Ended September 30, 2024 (Unaudited)
	Console game, hardware, computer accessories and other multi-media products	Game Publishing	Advertising Service	Other	Total
Revenues	$49,068,947	$917,479	$820,411	$129,667	$50,936,504
Revenues, a related party	675	-	-	-	675
	49,069,622	917,479	820,411	129,667	50,937,179
Reconciliation of revenue
Elimination of intersegment revenues					(31,474)
Total consolidated revenues					$50,905,705

Less:
Cost of revenues	35,573,212	684,378	381,830	24,056	$36,663,476
Cost of revenues, related parties	7,154,918	-	153,902	-	7,308,820
	42,728,130	684,378	535,732	24,056	43,972,296
Reconciliation of cost of revenue
Elimination of intersegment cost of revenues					(83,983)
Total consolidated cost of revenues					$43,888,313
Segment gross profits	6,341,492	233,101	284,679	105,611	$6,964,883

Less:
Advertising and marketing expenses	410,956	82,936	217,039	1,104
Amortization and depreciation	772,385	-	17,542	4,618
Provision for (recovery from) credit loss	41,437	(206,037)	(38,669)	-
Other operating expenses*	1,143,428	19,687	110,986	21,323
Professional fee	288,124	1,211	59,278	-
R&D Expense	82,251	-	-	-
Rent	331,380	-	115,870	7,136
Salary expenses	2,044,229	574,236	504,869	73,209
Other income (expense), net	(60,518)	(18,836)	(74,112)	(8,415)
Interest expenses	356,825	-	2,800	-
Segment profit (loss)	930,995	(220,096)	(630,924)	6,636	$86,611

Reconciliation of profit or loss
Less: Unallocated amounts
Other operating expenses					12,748
Professional fee					1,254,911
Salary expenses					150,000
Other (income) expense, net					(195,038)
Change in fair value of convertible notes and derivative liabilities					(270,615)
Elimination of intersegment profit					(52,509)
Loss before income taxes					$(812,886)

*	Other operating expenses primarily consist of office, entertainment, travel, and other costs incurred in connection with the Company’s business operations.

As of September 30, 2025, the Company’s total assets comprised of $148,097,345 for sale of console game, hardware and accessories computer accessories and other multi-media products, $8,291,436 for game publishing, $723,908 for advertising services, and $2,747,139 for other and unallocated.

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

As of March 31, 2025, the Company’s total assets comprised of $83,105,479 for sale of console games, hardware and accessories, $15,553,582 for game publishing, $938,881 for advertising services, and $1,989,641 for other and unallocated.

For the six months ended September 30, 2025, capital expenditures comprised of $301,738 for sale of console game, hardware and accessories, $6,515 for game publishing, $2,984 for advertising services, and $96,707 for other and unallocated.

For the six months ended September 30, 2024, capital expenditures comprised of $75,574 for sale of console game, hardware and accessories and $1,107 for advertising services.

Disaggregated information of revenues by regions are as follows:

	For the Six Months Ended September 30, 2025	For the Six Months Ended September 30, 2024
	(Unaudited)	(Unaudited)
Singapore	$63,416,919	$25,325,176
Hong Kong	22,676,061	21,321,102
Malaysia	6,299,662	2,351,890
China	2,203,749	1,907,537
United Kingdom	491,594	-
Thailand	3,634,291	-
Other	845	-
Total revenue	$98,723,121	$50,905,705

The following table presents long-lived assets by geographic area, which includes property and equipment, net operating leases right-of-use assets, and finance leases right-of-use assets:

	As of	As of
	September 30	March 31,
	2025	2025
	(Unaudited)
Singapore	$4,590,912	$954,399
Hong Kong	83,673	19,118
Malaysia	315,531	151,171
Thailand	20,036	-
Others	60,336	61,011
Total long-lived assets	$5,070,488	$1,185,699

GCL GLOBAL HOLDINGS LTD AND ITS SUBSIDIARIES

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Note 26 — Subsequent Events

The Company evaluated all events and transactions that occurred after September 30, 2025 and up through January 30, 2026, which is the date the unaudited condensed consolidated financial statements are available to be issued, and concluded that other than the events disclosed below and elsewhere, there is no other subsequent event occurred that would require recognition or disclosure in the Company’s unaudited condensed consolidated financial statements.

On October 13, 2025 and January 15, 2026, the Company’s subsidiary, 4Divinity SG, entered into a share subscription agreements with an accredited investor, pursuant to which the investor agreed to subscribe for an aggregate total of 5,200,000 newly issued ordinary shares at a subscription price of $2.50 per share, for an aggregate consideration of $13,000,000. Upon completion of the subscription, the accredited investor held 4.9% equity interest in 4Divinity SG. As of the date of the issuance of these unaudited condensed consolidated financial statements, the Company received the purchase consideration of an aggregate amount of $13,000,000.

On October 15, 2025, the Company’s Compensation Committee recommended, and the Board approved of, a one-time grant of 547,183 ordinary shares under its Equity Incentive Plan to the three 2Game directors who are also the minority shareholders of 2Game in recognition of their continued contributions to 2Game.

On November 19 2025, the Company entered into a banking facility letter with a financial institution in providing a committed term loan facility of up to $2,500,000 for general working capital purposes. The facility has a tenure of two years and bears interest at prime plus 2% per annum, subject to revision by the bank from time to time. The loan is secured by a fixed deposit of not less than SGD 250,000 and is supported by corporate guarantees from GCL Global Holdings Ltd. and GCL Global Pte. Ltd. The facility is subject to customary conditions precedent and standard terms and conditions of the bank. As of the date of the issuance of these unaudited condensed consolidated financial statements, the Company has drawn down $2,500,000 from this loan facility.

From October 2025 to December 2025, the aggregate principal amount of the Senior Unsecured Notes and interest payable of $1,107,223 was converted into 745,623 ordinary shares of the Company.

On November 6, 2025, the Company incorporated GCL Taiwan Co, Ltd, a wholly owned subsidiary organized under the laws of Taiwan, to engage primarily in the distribution and sales of gaming-related products and related services.